SUN HYDRAULICS CORPORATION 2012 ANNUAL REPORT



TRUST US TO BE

DIFFERENT

FINANCIAL HIGHLIGHTS

Year ended	Dec. 29, 2012	Dec. 31, 2011	Jan. 1, 2011	Jan. 2, 2010	Dec. 27, 2008
(in thousands except per share data)					
Statement of Operations:					
Net sales	**$204,367**	$204,171	$150,695	$ 97,393	$178,278
Gross profit	**80,572**	79,215	52,343	21,957	59,117
Operating income	**54,409**	55,269	31,039	2,143	36,377
Income before income taxes	**55,853**	57,586	31,643	2,017	37,729
Net income	**$ 37,398**	$ 37,677	$ 21,400	$ 1,856	$ 25,735
Basic net income per common share	**$ 1.44**	$ 1.47	$ 0.84	$ 0.07	$ 1.03
Diluted net income per common share	**$ 1.44**	$ 1.47	$ 0.84	$ 0.07	$ 1.03
Dividends per common share	**$ 1.48**	$ 0.40	$ 0.57	$ 0.30	$ 0.30
Other Financial Data:					
Depreciation and amortization	**$ 7,186**	$ 6,721	$ 6,873	$ 6,968	$ 7,096
Capital expenditures	**13,359**	10,143	3,856	5,096	10,874
Balance Sheet Data:					
Cash and cash equivalents	**$ 34,478**	$ 42,834	$ 33,206	$ 30,314	$ 35,176
Working capital	**90,198**	89,744	66,150	53,454	50,217
Total assets	**175,121**	167,528	132,034	119,933	122,385
Total debt	**—**	—	—	—	272
Shareholders' equity	**155,273**	145,276	115,024	107,614	106,556
% of Sales:					
Gross profit	**39.4%**	38.8%	34.7%	22.5%	33.2%
Operating income	**26.6%**	27.1%	20.6%	2.2%	20.4%
Net income	**18.3%**	18.5%	14.2%	1.9%	14.4%

NET SALES
(IN MILLIONS)



$178.3
$97.4
$150.7
$204.2
$204.4
'08
'09
'10
'11
'12

GROSS PROFIT
(IN MILLIONS)



$59.1
$22.0
$52.3
$79.2
$80.6
'08
'09
'10
'11
'12

CASH FROM OPERATIONS
(IN MILLIONS)



$38.5
$13.7
$25.1
$49.5
$52.2
'08
'09
'10
'11
'12

RETURN ON CAPITAL EMPLOYED
(AS A PERCENT)



34.9%
2.2%
29.7%
51.2%
43.4%
'08
'09
'10
'11
'12

DEAR STAKEHOLDERS,

Many good things happened at our company in 2012. Annual sales reached a new high ($204.4 million) and gross margin remained strong (39%). Earnings per share ($1.44), while a bit off from the prior year, were solid. We began construction of our third Sarasota factory, and we added new customers at a rapid rate in Asia and Europe. Additionally, we returned more than $29 million to shareholders and employees via a shared distribution in March and a special one-time, $1.00-per-share dividend in late December. With approximately $72 million in cash and investments remaining on our balance sheet, and no debt, we ended the year well positioned to take advantage of new opportunities.

Even with all the positive news, 2012 was a tumultuous period, full of volatility and uncertainty. After a strong start, business conditions deteriorated as the year progressed. An expected second-half reacceleration of China's growth never materialized, Europe continued to be mired in recession, and the U.S. economy contracted in the fourth quarter. Our company felt the impact, posting lower sales and net income in the second half of the year. As we spoke with people, many sought absolute answers about the short-term future. Was the sales decline seasonal? Was it cyclical? Was it related to elections in the U.S. or government changes elsewhere? Many in the investment community wanted concrete answers where none were to be found.

Amidst all the dialogue, a general idea emerged of a slower growth macro economy as the "new normal." But even if that should prove to be the case, our company will still be in a strong position. Sun has consistently grown, on average, at about four times the rate of U.S. GDP growth; the result has been a doubling in our size about every five years. The hydraulics industry has grown at the same rate as GDP, which historically has been 3%–4%. The cartridge valve industry has grown at twice that rate as cartridges have replaced older, more cumbersome types of hydraulic valves. Sun is able to grow faster than the cartridge valve industry, faster than the hydraulics industry, and faster than the economy, because it has embraced five principles:

- Offer better, more reliable products,
- Develop smaller and more innovative integrated packages,
- Provide superior service, notably reliable delivery,
- Offer global factory support, and
- Deliver full and transparent information to all stakeholders.

These tenets, while not new, are fundamental to Sun and its success. We have mentioned them often, though we sometimes expect readers are looking for something more glamorous and exciting. Yet these five principles are what differentiate us, what propel us to outperform the economy and our competition. This has been true historically, and we believe it will continue to hold true in the future.

But there is something even more foundational than the five tenets listed above, something antecedent—namely, the corporate values we embrace. These values guide our corporate behavior and ultimately determine the results we achieve. And of the values we embrace, *trust* may be the most important. That's why we've put the word on the cover of this report.

Sun Hydraulics, from its inception, has believed that establishing trust is necessary for delivering sustainable results. Being honest and fair in all our relationships develops trust. Behaving consistently and ethically develops trust. Honoring our commitments and being an active participant in our community and industry develop trust. Not too long ago, Dr. Eric Schmidt, Executive Chairman of Google, Inc., said, "In a networked world, trust is the most important currency." Bingo.

Trust allows for the formation of deep and lasting relationships. Trust drives behavior. Behavior builds reputation. Reputation gains you employees, suppliers, distributors, customers, shareholders and friends. Trust keeps them.

In many ways, it appears that short-termism's grip on the collective consciousness is becoming ever more firm. Many seem to mistakenly regard the business cycle as being synonymous with the long term. At times like this, it is important to recognize what really matters. . . and what ultimately drives results.



Allen J. Carlson
President and CEO

TRUST DRIVES RESULTS

Trust is fundamental to Sun's business approach and sustained success. Its importance is perhaps best demonstrated by the long-term nature of many of our relationships with customers and suppliers. Relationships built on trust withstand the test of time; they allow both parties to explore and try new things, and they allow for honest mistakes and stumbles. But most importantly, they are mutually beneficial and enlarge the share of success for all parties.

Shared knowledge and mutual investment ensure sustained customer satisfaction

Sun relies on a small group of suppliers to provide machined parts, springs, seals and, more recently, coils for our electrically actuated products. Many of these relationships go back a long time, when it was not easy for a start-up manufacturer on the west coast of Florida to find local suppliers. Recently, we had a routine visit from a local turned-parts supplier with whom we had been doing business since 1973. The owner of the company commented that since all of our cartridges use turned parts, "we are probably your oldest supplier." After acknowledging the longstanding relationship, Allen Carlson, Sun's President and CEO, gently explained that while the relationship was almost 40 years old, there was another west coast Florida supplier with whom we had been doing business since 1971.

Since the earliest days, we have encouraged all of our suppliers to grow with us. We trust our suppliers to manage their production to ensure we meet our obligations. Visits between suppliers and Sun are frequent. We share knowledge on how to continuously improve processes and throughput. Sometimes this entails part redesign at Sun, sometimes investment in new machinery by the supplier.

The symbiotic nature of these relationships, built on trust, is fundamental to Sun's industry-leading delivery reliability and financial results.

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NOTE: Two months max inventory (see Supplier Guidelines). The 'Total Due Today' column is calculated by adding the 'Past Due' and 'Current Quantity' columns.

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Part #	Dwg	Rev	Fac	Location	Inven.	Avail %	Total Due Today	Past Due Qty	Age	Current Qty	Age	Week +1 Qty	Week +2 Qty	Week +3 Qty	Total on Order	Total Shipped	Shipments	Last Ship
290064		B	01	32E5A1	31019	100 %	0	0	0	0	0	0	0	0	500	0	0	
400001002		A	03	20CELL	626900	100 %	0	0	0	0	0	0	5000	0	10000	0	0	
400001004		0	01	33T1	30002	100 %	0	0	0	0	0	0	[illegible]	0	5000	0	0	
400001005			M	M	25857	100 %	0	0	0	0	0	15000	[illegible]	0	25000	0	0	
400001007			01	34B4B4	3250	100 %	0	0	0	0	0	[illegible]	0	0	5000	0	0	
400001012		0	01	36K1	8	0 %	5000	0	0	5000	4	0	0	0	5000	0	0	
400001014		A	01	33T1	5056	100 %	0	0	0	0	0	0	0	0	500	0	0	
400001021		A	01	32E1A1	1675	100 %	0	0	0	0	0	0	0	0	2000	0	0	
400001023			01	36K1	23966	100 %	0	0	0	0	0	0	0	5000	5000	0	0	
400001032		A	M	M	1	0 %	15000	0	0	15000	11	[illegible]	[illegible]	0	80000	0	0	
400001046		A	01	33S1	14423	100 %	0	0	0	0	0	0	0	0	1000	0	0	
400001A05		B	01	34A4B5	5296	100 %	0	0	0	0	0	500	0	0	500	0	0	
400002001		H	M	M	260000	100 %	0	0	0	0	0	[illegible]	[illegible]	[illegible]	18000	0	0	
400002002		H	01	VSU1	520000	100 %	0	0	0	0	0	[illegible]	[illegible]	[illegible]	9000	0	0	
400002003		D	01	VSU1	192000	100 %	0	0	0	0	0	1000	1000	1000	4000	0	0	
400002004		C	01	VSU1	39500	100 %	0	0	0	0	0	0	1000	0	2000	0	0	
400002006		A	01	33S1	29635	100 %	0	0	0	0	0	5000	0	0	5000	0	0	

Sun's suppliers are self-managed; we share real time information, updated hourly, which helps suppliers manage their production environments to ensure we satisfy our customer needs and consistently meet our delivery promises.

Distributors are the experts

Sun's distributors are experts in the field of hydraulics. When we installed our first heat treat furnace in 1989, we ran into problems. During the test run at the manufacturer's facility, the automatically guided vehicle (a key part of the furnace) that shuttled our parts from the furnace to the quench tank was too slow and the parts were distorted as the air cooled them. The manufacturer shrugged and said there was no more it could do. We immediately contacted two of our best distributors and asked if they could redesign the shuttle system to move the parts in less than 21 seconds.

While this was a seemingly impossible task, they agreed to try. They told us it could get expensive and, in the end, there would be no guarantees. We trusted that they would make their best effort and that they would submit a fair invoice. A few months (and some ingenious engineering) later, we had our new heat treat furnace reinstalled, gaining internal control of the critical process of heat treating. We believed these distributors could develop a working solution for us, just as our customers trust them to do day in and day out.

Sun's distributors develop solutions to intractable problems; they are our trusted face to the market.

Customers trust us not to abandon them

Many of our customers have been with us for a long time. Some customers have been buying the same part number from Sun for 30 to 40 years. While the model code may be the same, chances are the product has undergone modifications to improve performance or manufacturability. That said, sometimes general performance improvements have unintended consequences in preexisting machines. In these instances, Sun may continue to manufacture products to their original specifications to support a customer.

Since our products are used in critical motion control and safety-related functions, we feel a particular obligation to support our customers. That is why we design new cartridge products to fit the same cavities as existing products—so the products will be interchangeable and reliable. That is why we are committed to investing in delivery reliability—so our customers can ship their products on time. To support our customers, we carry out product design within a framework that acknowledges the past and anticipates the future.

The least our customers should expect of us as a trusted supplier is that we will stand behind our products and the promises we make.

Many of the distributors listed on this 1980 catalog continue to represent Sun today. In cases where changes were made, specific individuals often continue to represent us, either moving to an alternative distributorship or starting a new company.


fast response
hysteresis
internal leakage
sun hydraulics

Sun is now on its third generation of heat treat equipment. Today's furnace is more than 2.5 times more productive than the original furnace installed in 1989.



TRUST DRIVES RESULTS

Relationships are our currency, internally and externally

We trust our employees to make mission-critical decisions every day. Sun employees control schedules, they control quality and they ensure timely delivery of our products. Because Sun employees are self-directed, they must develop honest relationships with internal peers and external stakeholders.

A while back, we received a visit from another company that wanted to learn about our horizontal management. While everyone was gathered around a table, one of Sun's senior engineers explained the importance of relationships. He said that your relationships are like bank accounts; the things you do for others are like currency that can be used in trade to accomplish things you need done. This novel description of how Sun operates was equally simple . . . and profound.

Because there is no hierarchy at Sun, employees gain influence by earning respect. Ultimately, this is the way that Sun employees go about satisfying customer needs.

Shareholders, not speculators

Sun is fortunate to have a group of shareholders who are unwavering in their support of our company. Last fall, while attending the Baird Industrial Conference in Chicago, one of our people spoke to an investment manager who said, "Unlike many of our investments, I don't have to monitor Sun. I have known them since 1997 and I know I just don't have to worry." This comment is representative of the attitude of many of our shareholders.

Over time, shareholders have come to trust us as good stewards of their investment; we trust them to be investors, not just speculators.



Sun engineering and production personnel work closely together during product development so that manufacturing processes are considered and evaluated before products are released to the market.

FINANCIAL SECTION

SELECTED CONSOLIDATED FINANCIAL DATA

The following summary should be read in conjunction with the consolidated financial statements and related notes contained herein. See Management's Discussion and Analysis of Financial Condition and Results of Operations and Business.

Year ended	**Dec. 29, 2012**	Dec. 31, 2011	Jan. 1, 2011	Jan. 2, 2010	Dec. 27, 2008
(in thousands except per share data)					
Statement of Operations:					
Net sales	**$ 204,367**	$ 204,171	$ 150,695	$ 97,393	$ 178,278
Gross profit	**80,572**	79,215	52,343	21,957	59,117
Operating income	**54,409**	55,269	31,039	2,143	36,377
Income before income taxes	**55,853**	57,586	31,643	2,017	37,729
Net income	**$ 37,398**	$ 37,677	$ 21,400	$ 1,856	$ 25,735
Basic net income per common share	**$ 1.44**	$ 1.47	$ 0.84	$ 0.07	$ 1.03
Diluted net income per common share	**$ 1.44**	$ 1.47	$ 0.84	$ 0.07	$ 1.03
Dividends per common share	**$ 1.48**	$ 0.40	$ 0.57	$ 0.30	$ 0.30
Other Financial Data:					
Depreciation and amortization	**$ 7,186**	$ 6,721	$ 6,873	$ 6,968	$ 7,096
Capital expenditures	**13,359**	10,143	3,856	5,096	10,874
Balance Sheet Data:					
Cash and cash equivalents	**$ 34,478**	$ 42,834	$ 33,206	$ 30,314	$ 35,176
Working capital	**90,198**	89,744	66,150	53,454	50,217
Total assets	**175,121**	167,528	132,034	119,933	122,385
Total debt	**—**	—	—	—	272
Shareholders' equity	**155,273**	145,276	115,024	107,614	106,556

The Company reports on a fiscal year that ends on the Saturday closest to December 31st. Each quarter generally consists of thirteen weeks. As a result of the 2009 fiscal year ending January 2, 2010, the quarter ended January 2, 2010, consisted of fourteen weeks, resulting in a 53-week year.

All stock prices and dividends are adjusted for a three-for-two stock split, effected in the form of a 50% stock dividend, which was effective on July 15, 2011.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Sun is a leading designer and manufacturer of high-performance screw-in hydraulic cartridge valves and manifolds, which control force, speed and motion as integral components in fluid power systems. The Company sells its products globally through wholly-owned subsidiaries and independent distributors. Sales outside the United States for the year ended December 29, 2012, were approximately 56% of total net sales.

Approximately two-thirds of product sales are used by the mobile market, which is characterized by applications where the equipment is not fixed in place, the operating environment is often unpredictable, and duty cycles are generally moderate to low. Some examples of the mobile market include equipment used in off-road construction, agriculture, fire and rescue, utilities, oil fields, and mining.

The remaining one-third of sales are used by industrial markets, which are characterized by equipment that is fixed in place, typically in a controlled environment, and which operates at higher pressures and duty cycles. Power units, automation machinery, metal cutting machine tools and plastics machinery are some examples of industrial equipment. The Company sells to both markets with a single product line.

In recent periods, the Company's products have been used by emerging markets that have characteristics of both the mobile and industrial markets and do not conveniently fit either classification exclusively. These markets include alternative energy equipment including wind, wave and solar equipment, animatronics and staging for theater and cinema. The Company sells to these markets the same products used in its traditional markets.

Industry Conditions

Demand for the Company's products is dependent on demand for the capital goods into which the products are incorporated. The capital goods industries in general, and the fluid power industry specifically, are subject to economic cycles. According to the National Fluid Power Association (the fluid power industry's trade association in the United States), the United States index of shipments of hydraulic products increased 1%, 24% and 42% in 2012, 2011 and 2010, respectively.

The Company's order trend has historically tracked closely to the United States Purchasing Managers Index (PMI), with the PMI providing a six to ten months leading indication of business conditions. A PMI above 50 indicates economic expansion in the manufacturing sector and when below 50, it indicates economic contraction. The index decreased to 50.2 in December 2012, from 52.9 in December 2011. The index has remained relatively close to 50 for most of 2012. The index in the early part of 2013 has increased with January at 53.1 and February at 54.2. This is the third consecutive month that the PMI has been above 50. Management believes the growth in the manufacturing sector is a positive sign for the Company's business in 2013.

Business conditions in 2012 were erratic for the capital goods industry and our business. The first half of the year was very strong, led by North American demand. Sales for the year were bolstered by the addition of HCT sales (acquired in November of 2011) and pricing actions. These increases were partially offset by a decline in demand and currency transactions. The decline in demand was most notable in our European and Asian markets throughout the year. The demand weakness also occurred in domestic markets in the second half of the year, as business conditions deteriorated. While we continue to add new customers in all regions, including at a faster rate in Asia and Europe, it was not enough to offset the effects of the general economic decline in our existing customer base. As business conditions improve, management believes our now larger client base in all regions will lead to business growth and greater market penetration.

As we have demonstrated in the past, we are able to respond to increases in demand and consistently ship product on-time to the customer's requested ship date. Our focus is on satisfying customers today, without losing focus of our long-term goals. This is why we began construction of a third manufacturing facility in the U.S. in the spring of 2012. This facility will provide added flexibility and capacity to meet anticipated higher demand levels in the future. Providing the right products in a timely fashion continues to strengthen Sun's brand and differentiate us from others in our industry.

Results for the 2012 fiscal year

(in millions except net income per share)	**December 29, 2012**	December 31, 2011	Increase/ Decrease
Twelve months ended			
Net sales	**$204.4**	$204.2	0%
Net income	**$ 37.4**	$ 37.7	-1%
Net income per share:			
Basic	**$ 1.44**	$ 1.47	-2%
Diluted	**$ 1.44**	$ 1.47	-2%
Three months ended			
Net sales	**$ 43.2**	$ 45.7	-5%
Net income	**$ 6.7**	$ 6.1	10%
Net income per share:			
Basic	**$ 0.26**	$ 0.24	9%
Diluted	**$ 0.26**	$ 0.24	9%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(continued)

A stronger than expected fourth quarter allowed us to achieve our highest top line year ever. Despite deteriorating business conditions in all markets in the second half, we were able to maintain margin performance and add new customers in what was a difficult and uncertain year. There is still a lot of uncertainty in the macro economy, but management believes things appear to be settling down a bit. Our first quarter forecast indicates a sequential rebound in demand led by Asia and Europe. As our existing customers' business rebounds in China and Europe, with the new customers we have added, management expects to see the top line continue to grow. U.S. PMI numbers have been positive for three months now, which management believes is a good sign for the 2013 capital goods environment.

Maintaining the Company's strong balance sheet and financial flexibility remains a key strategy. The Company ended 2012 with cash and marketable securities of $72.5 million, an unused line of credit of $15.0 million, with availability up to $50.0 million and zero dollars of long-term debt. The Company continued to invest in its business in 2012 with capital expenditures for the year of approximately $13.4 million.

Dividends

The Company declared quarterly dividends of $0.09 per share during 2012. These dividends were paid on the 15th day of the month following the date of declaration. Additionally in 2012, the Company declared a shared distribution dividend, a special cash dividend, and accelerated payment of its fourth quarter dividend. The shared distribution dividend of $0.12 per share was paid on March 31, 2012, to shareholders of record as of March 22, 2012. The special cash dividend of $1.00 per share and accelerated quarterly dividend of $0.09 per share were both paid on December 28, 2012, to shareholders of record as of December 14, 2012.

In March 2013, the Board elected to once again apportion a shared distribution for employees and shareholders based on the Company's 2012 results. The shared distribution consists of a 10.5% contribution of salaries to all eligible employees, most of which will be paid into retirement plans via Sun Hydraulics stock, and a $0.09 per share dividend to shareholders, totaling approximately $6.0 million. The shared distribution concept was introduced in 2008 as a way to reward both shareholders and employees when Sun has a successful year.

The shared distribution dividend will be issued to shareholders of record on March 15, 2013, with payment on March 31, 2013. Additionally, the Company's Board of Directors declared a first quarter 2013 cash dividend of $0.09 per share payable on April 15, 2013, to shareholders of record as of March 31, 2013.

Outlook

First quarter 2013 revenues are expected to be approximately $51 million, down approximately 8% from the first quarter of 2012. Earnings per share are estimated to be $0.34 to $0.36 compared to $0.41 in the same period a year ago.

Results of Operations

The following table sets forth, for the periods indicated, certain items in the Company's statements of operations as a percentage of net sales.

For the year ended	**Dec. 29, 2012**	Dec. 31, 2011	Jan. 1, 2011	Jan. 2, 2010	Dec. 27, 2008
Net sales	**100.0%**	100.0%	100.0%	100.0%	100.0%
Gross profit	**39.4%**	38.8%	34.7%	22.5%	33.2%
Operating income	**26.6%**	27.1%	20.6%	2.2%	20.4%
Income before income taxes	**27.3%**	28.2%	21.0%	2.1%	21.2%

Comparison of Years Ended December 29, 2012 and December 31, 2011

Historically the Company had four operating and reportable segments, which were based on the geographic location of its subsidiaries. In 2012, the Company re-evaluated its operating and reportable segments, resulting in a change to a single reportable segment in manufacturing, marketing, selling and distributing its products worldwide. Prior period financial information included herein has been restated to reflect the financial position and results of operations as one segment.

Net Sales

Net sales were $204.4 million, an increase of $0.2 million, compared to $204.2 million in 2011. Demand for our products in 2012 was primarily driven by increased demand in our North American end markets, which primarily include capital goods equipment. Price increases, effective July 1, 2011, and 2012, contributed approximately 3% to sales. Exchange rates had a negative impact on sales in 2012 of approximately $2.3 million compared to a positive effect in the prior year of approximately $2.6 million to sales. Sales from HCT increased approximately $2.5 million compared to the prior year. New product sales (defined as products introduced within the last five years) continue to make up 10%-15% of total sales.

Sales to the Americas increased 9.4% or $9.0 million, to $105.0 million in 2012, driven by North American demand. Asian/Pacific sales decreased 8.8% or $3.8 million, to $39.6 million in 2012, primarily related to demand from Korea and China. Exchange rates had a $0.4 million negative impact on Asia/Pacific sales in 2012. EAME sales decreased 7.8% or $5.0 million, to $59.8 million in 2012, resulting from the general economic slowdown in Europe. Additionally, currency had a $1.9 million negative impact to EAME sales in 2012.

Gross Profit

Gross profit increased $1.4 million or 1.7% to $80.6 million in 2012, compared to $79.2 million in 2011. Gross profit as a percentage of net sales increased to 39.4% in 2012, compared to 38.8% in 2011.

The increase in gross profit was attributed to price increases in July 2011 and 2012, totaling approximately $6.2 million, and decreases in variable overhead costs as a percent of sales of approximately $1.6 million primarily related to reduced overtime and retirement benefits. These amounts were partially offset by increased material costs of $2.5 million, labor costs of $0.7 million, and fixed overhead costs as a percent of sales of $0.9 million. Additionally, sales volume, excluding pricing, reduced gross profit approximately $2.3 million.

Current year overhead expense includes approximately $0.7 million less expense relating to the shared distribution as compared to the prior year.

Selling, Engineering, and Administrative Expenses

Selling, engineering and administrative expenses in 2012 were $26.2 million, a $2.2 million, or 9.3%, increase compared to $23.9 million in 2011. The change for 2012 was primarily due to expenses at HCT of approximately $1.3 million, which were included in the current year, and increased compensation costs of $0.9 million, including stock and variable director compensation.

Operating Income

Operating income decreased $0.8 million or 1.5% to $54.4 million in 2012, compared to $55.3 million in 2011, with operating margins of 26.6% and 27.1% for 2012 and 2011, respectively. With only slightly higher sales and gross profit than the prior year, the increase in selling, engineering, and administrative costs noted above resulted in reduced operating income.

Interest Income, Net

Net interest income for 2012 was $1.4 million compared to net interest income of $0.8 million for 2011. Excluding the dividend payment on December 28, 2012, total average cash and marketable securities for 2012 was $86.9 million compared to total average cash and marketable securities of $59.0 million for 2011. Although total cash and marketable securities increased in 2012, interest rates and investment returns remain at low levels. Interest is primarily derived from investments in corporate and municipal bonds, mutual funds, certificates of deposit, and money market funds.

Foreign Currency Transaction (Gain) Loss, Net

Net foreign currency transaction gain was $0.1 million in 2012 compared to $0.2 million in 2011. The U.S. Dollar weakened against the Euro, the Korean Won and the British Pound at times during 2012, resulting in foreign currency transaction gains at our German and Korean locations. These amounts were partially offset by assets held in U.S. dollars at our U.K. location.

Miscellaneous (Income) Expense, Net

Net miscellaneous expense was minimal in 2012 compared to income of $1.4 million in 2011. The prior period amount included a gain of $1.2 million as a result of remeasuring to fair value its 38% equity interest in HCT held before the business combination. The remaining 2011 income was related to the gain on the sale of the Chinese joint venture company.

Income Taxes

The provision for income taxes for the year ended December 29, 2012, was 33.0% of pretax income compared to a provision of 34.6% for the year ended December 31, 2011. The change was primarily due to the relative levels of income and different tax rates in effect among the countries in which the Company sells its products. The provisions were affected by discrete items related to a reserve for uncertain tax positions from previous years. Excluding these discrete items, the effective rate would have been approximately 31.8% and 33.8% for the years ended December 29, 2012 and December 31, 2011, respectively.

Comparison of Years Ended December 31, 2011, and January 1, 2011

Net Sales

Net sales were $204.2 million, an increase of $53.5 million, or 35.5%, compared to $150.7 million in 2010. The increase in net sales was primarily driven by increased demand in our end markets, which primarily include capital goods equipment. Price increases, effective July 1, 2010, and 2011, contributed approximately 3% to sales. The effect of exchange rates added approximately $2.6 million to sales. New product sales (defined as products introduced within the last five years) generally made up 10%-12% of total sales in 2011.

In 2011, sales to the Americas increased 40.2% or $27.5 million, to $96.0 million, Asia/Pacific sales increased 30.3% or $10.1 million, to $43.4 million, and EAME sales increased 32.4% or $15.9 million, to $64.8 million.

Gross Profit

Gross profit increased $26.9 million or 51.3% to $79.2 million in 2011, compared to $52.3 million in 2010. Gross profit as a percentage of net sales increased to 38.8% in 2011, compared to 34.7% in 2010. As global sales increased, the Company achieved productivity improvements and was able to leverage its overhead costs to generate higher gross profit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(continued)

Higher sales volume in 2011 contributed $16.3 million of the increase. The remaining increase in gross profit was attributed to productivity improvements of approximately $0.8 million, decreases in overhead expenses as a percentage of sales of approximately $5.1 million, both of which occurred primarily in the U.S., and price increases in July 2010 and 2011, of approximately $6.8 million. The increase in gross profit was partially offset by higher material costs as a percentage of sales of approximately $2.0 million.

Current year overhead expense includes approximately $1.4 million more expense relating to the shared distribution as compared to the prior year.

Selling, Engineering, and Administrative Expenses

Selling, engineering and administrative expenses in 2011 were $23.9 million, a $2.6 million, or 12.4%, increase compared to $21.3 million in 2010. The change was related to additional retirement benefits of approximately $0.5 million, primarily related to the shared distribution, compensation, totaling $0.8 million, marketing expenses of approximately $0.4 million, and outside services of approximately $0.2 million.

Operating Income

Operating income increased $24.2 million or 78.1% to $55.3 million in 2011, compared to $31.0 million in 2010, with operating margins of 27.1% and 20.6% for 2011 and 2010, respectively. The increase is primarily related to the increased global sales during 2011. The Company has been able to respond to the increasing demand in 2011. As global sales increased, the Company achieved productivity improvements and was able to leverage its overhead costs to generate higher operating income.

Interest Income, Net

Net interest income for 2011 was $0.8 million compared to net interest income of $0.7 million for 2010. Total average cash and marketable securities for 2011, was $59.0 million compared to total average cash and marketable securities of $41.6 million for 2010. Although total cash and marketable securities increased in 2011, interest rates were at an all-time low. Interest is primarily derived from investments in corporate and municipal bonds, mutual funds, certificates of deposit, and money market funds.

Foreign Currency Transaction (Gain) Loss, Net

Net foreign currency transaction gain was $0.2 million in 2011 compared to a loss of $0.1 million in 2010. The U.S. Dollar weakened against the Euro, the Korean Won and the British Pound at times during 2011, resulting in foreign currency transaction gains at each of our international locations.

Miscellaneous (Income) Expense, Net

Miscellaneous income was $1.4 million in 2011 compared to $0.1 million in 2010. The current period amount includes a gain of $1.2 million as a result of remeasuring to fair value its 38% equity interest in HCT held before the business combination. The remaining 2011 income was related to the gain on the sale of the Chinese joint venture company.

Income Taxes

The provision for income taxes for the year ended December 31, 2011, was 34.6% of pretax income compared to a provision of 32.4% for the year ended January 1, 2011. The change was primarily due to the relative levels of income and different tax rates in effect among the countries in which the Company sells its products. The current year provision was affected by discrete items related to a reserve for uncertain tax positions from previous years. Excluding these discrete items, the effective rate would have been approximately 33.8%.

Liquidity and Capital Resources

Historically, the Company's primary source of capital has been cash generated from operations, although short-term fluctuations in working capital requirements have been met through borrowings under revolving lines of credit as needed. The Company's principal uses of cash have been paying operating expenses, paying dividends to shareholders, making capital expenditures, and servicing debt.

Net cash flow from operations in 2012 was $52.2 million, compared to $49.5 million in 2011 and $25.1 million in 2010. The $2.7 million increase in the Company's net cash flow from operations in 2012 was due primarily to changes in non-cash adjustments to net income and changes in working capital. The change in non-cash adjustments to net income was primarily related to the gain on the step acquisition of HCT of approximately $1.2 million included in the prior year. Changes in inventory and accounts receivable added $2.6 million to cash compared to a decrease of $0.9 million in the prior year. Changes in accounts payable and accrued expenses added $3.8 million to cash in 2012 compared to $4.9 million in the prior year. These changes in assets and liabilities were primarily related to slower business conditions in the fourth quarter of 2012. Additionally, the decrease in accounts receivable for the year is a result of the Company improving its days sales outstanding. Days sales outstanding decreased to 27 in 2012 from 29 in 2011. Inventory turns decreased to 9.8 in 2012 from 10.6 in 2011. Cash on hand decreased $8.3 million from $42.8 million in 2011 to $34.5 million in 2012. Investments in marketable securities increased $7.4 million from $30.3 million in 2011 to $37.7 million in 2012.

The $24.5 million increase in the Company's net cash flow from operations in 2011 was due primarily to the increase in net income of $16.3 million, and changes in working capital relating to accounts receivable, inventories, accounts payable, and accrued expenses. These changes were primarily related to the improved general business conditions during 2011.

In 2012, the Company began construction on a new facility in Sarasota, Florida. The new facility, when completed, will have 60,000 square feet of manufacturing and 16,000 square feet of office space. The total investment is estimated to be approximately $16.0 million.

Capital expenditures were $13.4 million in 2012, compared to $10.1 million in 2011 and $3.9 million in 2010. Included in capital expenditures for 2012 was approximately $7.3 million relating to the new Sarasota facility and $1.0 million for an expansion and update of our U.K. facility. Also included in capital expenditures for the year ended December 31, 2011 was a building expansion of $1.0 million and an infrastructure utility building of $3.0 million. Included in capital expenditures for the year ended January 2, 2010 was a land purchase equal to $1.7 million. The remaining expenditures consist of purchases of machinery and equipment.

Capital expenditures for 2013 are estimated to be $14.0 million, which include approximately $9.0 million for the completion of the new Sarasota facility, and $1.0 million for the completion of the expansion and update of our U.K. facility. The remaining expenditures consist of purchases of machinery and equipment.

Effective August 1, 2011, the company completed a credit and security agreement in the U.S. with Fifth Third Bank (the "Bank"). The agreement provides for three separate credit facilities totaling $50 million.

Facility A is a $15 million unsecured revolving line of credit and requires monthly payments of interest. Facility A has a floating interest rate of 1.45% over the 30-day LIBOR Rate (as defined).

Facility B is an accordion feature to increase the revolving line of credit to a $35 million secured revolving line of credit. Facility B will be secured by the Company's U.S. assets, including its manufacturing facilities, and requires monthly payments of interest. Facility B will bear interest at the 30-day LIBOR Rate or the Bank's Base Rate (as defined), at the Company's discretion, plus a margin based on the Borrower's Funded Debt to EBITDA Leverage Ratio (as defined). The LIBOR Margin ranges from 1.45% to 2.25% and the Bank's Base Rate ranges from -0.25% to 0.00%.

Facility C is a $15 million construction and term loan. Facility C requires monthly payments of interest for the first 24 months and monthly payments of principal plus accrued interest for 60 months based upon a 15-year amortization schedule. The Construction Loan bears interest at the 30-day LIBOR Rate or the Bank's Base Rate, at the Company's discretion, plus a margin based on the Borrower's Funded Debt to EBITDA Leverage Ratio. The LIBOR Margin ranges from 1.65% to 2.45% and the Bank's Base Rate ranges from -0.05% to 0.20%.

Facility A or Facility B (if activated) is payable in full on August 1, 2016. Facility C is payable seven years after the closing of the facility. Maturity may be accelerated by the Bank upon an Event of Default (as defined). Prepayment may be made without penalty or premium at any time upon the required notice to the Bank.

Facility A is subject to debt covenants (capitalized terms are defined therein) including: 1) Minimum Tangible Net Worth of not less than $92 million, increased annually by 50% of Net Income, and 2) Minimum EBITDA of not less than $5 million; and requires the Company to maintain its primary domestic deposit accounts with the bank.

If Facility B or Facility C is activated, covenant 2 above will automatically terminate and two additional covenants will be required: 1) Funded Debt to EBITDA ratio equal to or less than 3.0:1.0, and 2) EBIT to Interest Expense ratio of not less than 2.5:1.0. As of December 29, 2012, the Company had not activated Facility C for the construction of its new Sarasota factory.

As a result of the acquisition of HCT on September 27, 2011, the Company acquired a line of credit equal to $100 thousand. Interest on the line of credit is equal to Prime plus 5%. The Company cancelled this line of credit during the fourth quarter of 2011.

As a result of the acquisition of Seungwon on October 18, 2012, the Company acquired a loan equal to $169 thousand. The Company paid and cancelled the loan during the fourth quarter of 2012.

Except as noted below, the Company declared the following regular quarterly dividends to shareholders of record on the last calendar day of the respective quarter:

	2012	2011	2010
First quarter	**$0.090**	$0.060	$0.060
Second quarter	**0.090**	0.090	0.060
Third quarter	**0.090**	0.090	0.060
Fourth quarter	**0.090**	0.090	0.060

Except as noted below, these dividends were paid on the 15th day of each month following the date of declaration.

In addition to the regular quarterly dividends, the Company declared shared distribution cash dividends in 2012 and 2011, equal to $0.12 and $0.07, respectively. The 2012 dividend was paid on March 31, 2012, to shareholders of record on March 22, 2012, and the 2011 dividend was paid on March 31, 2011, to shareholders of record as of March 15, 2011. The shared distribution was introduced in 2008 as a way to reward both shareholders and employees when the Company has a successful year.

In light of the Company's cash position, its current and perceived uses for cash, and the likely increase in income tax rates on corporate dividends as of January 1, 2013, the Board of Directors in December 2012 declared a special one-time cash dividend of $1.00 per share to shareholders of record as of December 14, 2012. In anticipation of the expected tax law changes in 2013, the payment date for both the special dividend and the regular quarterly dividend of $0.09 per share was December 28, 2012.

In 2010, the Company also declared a one-time special cash dividend of $0.33 per share, paid on November 30, 2010, to shareholders of record as of November 15, 2010.

The Company paid dividends totaling $40.9 million, $9.6 million, and $14.6 million for the years ended December 29, 2012, December 31, 2011, and January 1, 2011, respectively.

In March 2013, the Board elected to once again apportion a shared distribution for employees and shareholders based on the Company's 2012 results. The shared distribution dividend will be issued to shareholders of record on March 15, 2013, with payment on March 31, 2013. Additionally, the Company's Board of Directors declared a first quarter 2013 cash dividend of $0.09 per share payable on April 15, 2013, to shareholders of record as of March 31, 2013.

The declaration and payment of future dividends is subject to the sole discretion of the Board of Directors, and any determination as to the payment of future dividends will depend upon the Company's profitability, financial condition, capital needs, acquisition opportunities, future prospects and other factors deemed pertinent by the Board of Directors.

The Company believes that cash generated from operations and its borrowing availability under the revolving Line of Credit will be sufficient to satisfy the Company's operating expenses and capital expenditures for the foreseeable future. In the event that economic conditions were to severely worsen for a protracted period of time, the Company would have several options available to ensure liquidity in addition to increased borrowing. Capital expenditures could be postponed since they primarily pertain to long-term improvements in operations. Additional operating expense reductions also could be made. Finally, the dividend to shareholders could be reduced or suspended.

OTHER MATERIAL COMMITMENTS. Our contractual obligations and debt obligations as of December 29, 2012, are summarized in the table below (in thousands):

	Payments due by period				
Contractual Obligations	Total	2013	2014–2015	2016–2017	Thereafter
Operating leases	$443	$178	$136	$37	$92
Other long-term liabilities[1]	371	23	328	20	—
Total contractual obligations	$814	$201	$464	$57	$92

(1) Other long-term liabilities consist of liabilities associated with the acquisition of Seungwon including a holdback amount of approximately $281,000 and accrued severance liabilities of approximately $90,000.

Critical Accounting Policies and Estimates

The Company currently only applies judgment and estimates which may have a material effect on the eventual outcome of assets, liabilities, revenues and expenses for impairment of long-lived assets, inventory, goodwill, accruals, and income taxes. The following explains the basis and the procedure for each account where judgment and estimates are applied.

Revenue Recognition

The Company reports revenues, net of sales incentives, when title passes and risk of loss transfers to the customer. The effect of material non-recurring events related to product liabilities is provided for when they become known. The Company has not experienced any material product liabilities in the past.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to future net cash flows the asset is expected to generate. If such assets are considered impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Inventory

The Company offers a wide variety of standard products and as a matter of policy does not discontinue products. On an ongoing basis, component parts found to be obsolete through design or process changes are disposed of and charged to material cost. The Company reviews on-hand balances of products and component parts against specific criteria. Products and component parts without usage or that have excess quantities on hand are evaluated. An inventory reserve is then established for the full inventory carrying value of those products and component parts deemed to be obsolete or slow moving. See Note 5 to the Financial Statements for inventory reserve amounts.

Goodwill

Goodwill, which represents the excess of the purchase price of acquisition over the fair value of the net assets acquired, is carried at cost. Goodwill is tested for impairment annually or more often if events or circumstances indicate a reduction in the fair value below the carrying value. The carrying value of assets is calculated at the reporting unit. An impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value.

The Company completed its annual goodwill impairment testing and determined that the carrying amount of goodwill was not impaired. See Note 7 to the Financial Statements for goodwill amounts.

Accruals

The Company makes estimates related to certain employee benefits and miscellaneous accruals. Estimates for employee benefit accruals are based on management's assessment of estimated liabilities related to workers' compensation, health care benefits and annual contributions to an employee stock ownership plan ("ESOP"), established in 2004 as part of the Company's retirement plan. Estimates for miscellaneous accruals are based on management's assessment of estimated liabilities for costs incurred.

The Company accrues for health care benefit costs under a self-funded plan. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $135 thousand on an individual basis and approximately $9.0 million on an aggregate basis.

Income Taxes

The Company's income tax policy provides for a liability approach under which deferred income taxes are provided for based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. These differences result from items reported differently for financial reporting and income tax purposes, primarily depreciation, accrued expenses and reserves.

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes potential interest and penalties related to its unrecognized tax benefits in income tax expense. The Company files U.S. federal income tax returns as well as income tax returns in various states and foreign jurisdictions. The Company is no longer subject to income tax examinations by tax authorities for years prior to 2004 for the majority of tax jurisdictions.

The Company's federal returns are currently under examination by the Internal Revenue Service (IRS) in the United States for the periods 2004 through 2009. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. It is reasonably possible that within the next twelve months the Company will resolve some or all of the matters presently under consideration for 2004 through 2009 with the IRS and that there could be significant increases or decreases to unrecognized tax benefits. See Note 14 to the Financial Statements for income tax amounts, including reserves.

Off Balance Sheet Arrangements

The Company does not engage in any off balance sheet financing arrangements. In particular, the Company does not have any material interest in variable interest entities, which include special purpose entities and structured finance entities.

The Company uses the equity method of accounting to account for its investment in WhiteOak. The Company does not have a majority ownership in or exercise control over the entity. This investment was not material to the financial statements of the Company at December 29, 2012.

Seasonality

The Company generally has experienced increased sales during the second quarter of the year, largely as a result of the order patterns of our customers. As a result, the Company's second quarter net sales, income from operations and net income historically are the highest of any quarter during the year.

Inflation

The impact of inflation on the Company's operating results has been moderate in recent years, reflecting generally lower rates of inflation in the economy. While inflation has not had, and the Company does not expect that it will have, a material impact upon operating results, there is no assurance that the Company's business will not be affected by inflation in the future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates on borrowed funds, which could affect its results of operations and financial condition. The Company's interest rate on its debt financing remains variable based upon the Company's leverage ratio. The Company had no variable-rate debt outstanding at December 29, 2012, and December 31, 2011.

The Company's exposure to foreign currency exchange fluctuations relates primarily to the direct investment in its facilities in the United Kingdom, Germany, and Korea. The Company does not use financial instruments to hedge foreign currency exchange rate changes.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION

The common stock of the Company has been trading publicly under the symbol SNHY on the Nasdaq Global Select Market since the Company's initial public offering on January 9, 1997. The following table sets forth the high and low closing sale prices of the Company's common stock as reported by the Nasdaq Global Select Market and the dividends declared for the periods indicated.

	High	Low	Dividends declared
2012			
First quarter	**$33.360**	**$23.710**	**$0.210**
Second quarter	**26.930**	**21.070**	**0.090**
Third quarter	**27.250**	**21.360**	**0.090**
Fourth quarter	**27.990**	**23.730**	**1.090**
2011			
First quarter	$30.100	$22.870	$0.133
Second quarter	35.080	27.650	0.090
Third quarter	33.570	20.380	0.090
Fourth quarter	30.600	19.430	0.090

HOLDERS

There were 140 shareholders of record of common stock on February 25, 2013. The number of record holders was determined from the records of the Company's transfer agent and does not include beneficial owners of common stock whose shares are held in the names of securities brokers, dealers, and registered clearing agencies. The Company believes that there are approximately 8,000 beneficial owners of common stock.

DIVIDENDS

Quarterly dividends were paid on the 15th day of each month following the date of declaration. Additionally, in 2012 the Company declared a shared distribution dividend, a special cash dividend, and accelerated payment of its fourth quarter dividend. The shared distribution dividend of $0.12 per share was paid on March 31, 2012, to shareholders of record as of March 22, 2012. The special cash dividend of $1.00 per share and accelerated quarterly dividend of $0.09 per share were both paid on December 28, 2012, to shareholders of record as of December 14, 2012. In 2011, the Company declared a shared distribution cash dividend of $0.07 per share that was paid on March 31, 2011, to shareholders of record as of March 15, 2011.

The Company's Board of Directors has also declared a shared distribution cash dividend of $0.09 per share, payable on March 31, 2013, to shareholders of record as of March 15, 2013. Additionally, the Company's Board of Directors declared a first quarter 2013 cash dividend of $0.09 per share payable on April 15, 2013, to shareholders of record as of March 31, 2013.

The Company's Board of Directors currently intends to continue to pay a quarterly dividend of $0.09 per share during 2013. However, the declaration and payment of future dividends is subject to the sole discretion of the Board of Directors, and any determination as to the payment of future dividends will depend upon the Company's profitability, financial condition, capital needs, acquisition opportunities, future prospects and other factors deemed pertinent by the Board of Directors.

STOCK SPLIT

On June 9, 2011, the Company declared a three-for-two stock split, effected in the form of a 50% stock dividend, to shareholders of record on June 30, 2011, payable on July 15, 2011. The Company issued approximately 8,500,000 shares of common stock as a result of the stock split.

The effect of this stock split on outstanding shares, earnings per share and dividends per share has been retroactively applied to all periods presented.

EQUITY COMPENSATION PLANS

Information called for by Item 5 is provided in Note 15 of our 2012 Audited Financial Statements of our Form 10-K.

ISSUER PURCHASES OF EQUITY SECURITIES

The Company did not repurchase any of its stock during the fourth quarter of 2012.

FIVE-YEAR STOCK PERFORMANCE GRAPH

The following graph compares cumulative total return among Sun, the Russell 2000 Index and the Value Line Machinery Industry Group, from December 29, 2007, to December 29, 2012, assuming $100 invested in each on December 29, 2007. Total return assumes reinvestment of any dividends for all companies considered within the comparison. The stock price performance shown in the graph is not necessarily indicative of future price performance.



Comparison of 5-Year Cumulative Total Return
Among Sun Hydraulics Corporation, the Russell 2000 Index and
Value Line Machinery Industry Group
$250
200
150
100
50
0
12/29/07
12/27/08
01/02/10
01/01/11
12/31/11
12/29/12
Sun Hydraulics Corporation
Russell 2000 Index
Value Line Machinery Industry Group

	12/29/2007	12/27/2008	1/2/2010	1/1/2011	12/31/2011	**12/29/2012**
Sun Hydraulics Corporation	100.00	72.64	109.03	161.45	152.46	**172.07**
Russell 2000 Index	100.00	62.69	83.58	106.02	101.60	**115.80**
Value Line Machinery Industry Group	100.00	58.01	91.24	151.74	172.72	**226.23**

FORWARD-LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations, estimates, forecasts, and projections about us, our beliefs, and assumptions made by us, including (i) our strategies regarding growth, including our intention to develop new products; (ii) our financing plans; (iii) trends affecting our financial condition or results of operations; (iv) our ability to continue to control costs and to meet our liquidity and other financing needs; (v) the declaration and payment of dividends; and (vi) our ability to respond to changes in customer demand domestically and internationally, including as a result of standardization. In addition, we may make other written or oral statements, which constitute forward-looking statements, from time to time. Words such as "may," "expects," "projects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words, and similar expressions are intended to identify such forward-looking statements. Similarly, statements that describe our future plans, objectives or goals also are forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including those discussed below and elsewhere in this report. Our actual results may differ materially from what is expressed or forecasted in such forward-looking statements, and undue reliance should not be placed on such statements. All forward-looking statements are made as of the date hereof, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from what is expressed or forecasted in such forward-looking statements include, but are not limited to: (i) conditions in the capital markets, including the interest rate environment and the availability of capital; (ii) changes in the competitive marketplace that could affect our revenue and/or cost bases, such as increased competition, lack of qualified engineering, marketing, management or other personnel, and increased labor and raw materials costs; (iii) new product introductions, product sales mix and the geographic mix of sales nationally and internationally. Further information relating to factors that could cause actual results to differ from those anticipated is included but not limited to information under the headings Item 1 "Business," Item 1A. "Risk Factors" and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Form 10-K for the year ended December 29, 2012. The Company disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Sun Hydraulics Corporation

We have audited the accompanying consolidated balance sheets of Sun Hydraulics Corporation (a Florida Corporation) and subsidiaries (collectively, the Company) as of December 29, 2012 and December 31, 2011, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 29, 2012. We also have audited Sun Hydraulic Corporation and subsidiaries' internal control over financial reporting as of December 29, 2012 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. The Company's management has not conducted an assessment of internal control over financial reporting for Seungwon Solutions, Ltd. ("Seungwon"), which was acquired in October 2012. As such, our audit of internal control over financial reporting did not include this acquisition. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sun Hydraulics Corporation and subsidiaries as of December 29, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 29, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Sun Hydraulics Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 29, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).



Clearwater, Florida
March 12, 2013

CONSOLIDATED BALANCE SHEETS

	December 29, 2012	December 31, 2011
(in thousands, except for share information)		
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 34,478**	$ 42,834
Restricted cash	**329**	46
Accounts receivable, net of allowance for doubtful accounts of $124 and $83	**14,394**	16,227
Inventories	**12,559**	12,829
Income taxes receivable	**728**	120
Deferred income taxes	**248**	260
Marketable securities	**37,700**	30,260
Other current assets	**2,009**	1,354
Total current assets	**102,445**	103,930
Property, plant and equipment, net	**64,672**	56,959
Other assets	**8,004**	6,639
Total assets	**$175,121**	$167,528
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 4,606**	$ 4,402
Accrued expenses and other liabilities	**7,641**	7,466
Dividends payable	**—**	2,318
Total current liabilities	**12,247**	14,186
Deferred income taxes	**7,230**	6,917
Other noncurrent liabilities	**371**	1,149
Total liabilities	**19,848**	22,252
Commitments and contingencies (Note 19)	**—**	—
Shareholders' equity:		
Preferred stock, 2,000,000 shares authorized, par value $0.001, no shares outstanding	**—**	—
Common stock, 40,000,000 shares authorized, par value $0.001, 26,094,580 and 25,756,442 shares outstanding	**26**	26
Capital in excess of par value	**57,402**	48,944
Retained earnings	**97,242**	98,426
Accumulated other comprehensive income (loss)	**603**	(2,120)
Total shareholders' equity	**155,273**	145,276
Total liabilities and shareholders' equity	**$175,121**	$167,528

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended		
	December 29, 2012	December 31, 2011	January 1, 2011
(in thousands, except per share data)			
Net sales	**$204,367**	$204,171	$150,695
Cost of sales	**123,795**	124,956	98,352
Gross profit	**80,572**	79,215	52,343
Selling, engineering and administrative expenses	**26,163**	23,946	21,304
Operating income	**54,409**	55,269	31,039
Interest income, net	**(1,368)**	(775)	(653)
Foreign currency transaction (gain) loss, net	**(116)**	(161)	106
Miscellaneous (income) expense, net	**40**	(1,381)	(57)
Income before income taxes	**55,853**	57,586	31,643
Income tax provision	**18,455**	19,909	10,243
Net income	**$ 37,398**	$ 37,677	$ 21,400
Basic net income per common share	**$ 1.44**	$ 1.47	$ 0.84
Weighted average basic shares outstanding	**25,944**	25,642	25,428
Diluted net income per common share	**$ 1.44**	$ 1.47	$ 0.84
Weighted average diluted shares outstanding	**25,971**	25,684	25,478
Dividends declared per share	**$ 1.480**	$ 0.403	$ 0.573

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended		
	December 29, 2012	December 31, 2011	January 1, 2011
(in thousands)			
Net income	**$37,398**	$37,677	$21,400
Other comprehensive income (loss)			
Foreign currency translation adjustments	**2,397**	(1,436)	(1,080)
Unrealized gain (loss) on available-for-sale securities	**326**	(549)	(59)
Total other comprehensive income (loss)	**2,723**	(1,985)	(1,139)
Comprehensive income	**$40,121**	$35,692	$20,261

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(in thousands)	Preferred shares	Preferred stock	Common shares	Common stock	Capital in excess of par value	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance, January 2, 2010	—	$—	25,399	$26	$42,210	$ 64,374	$ 1,004	$107,614
Shares issued, Restricted Stock			69					—
Shares issued, Other Comp			8					—
Shares issued, Stock Options			15		44			44
Shares issued, ESPP			32		423			423
Stock-based compensation					1,149			1,149
Tax benefit of stock-based compensation					175			175
Dividends issued						(14,642)		(14,642)
Net income						21,400		21,400
Other comprehensive income (loss)							(1,139)	(1,139)
Balance, January 1, 2011	—	$—	25,523	$26	$44,001	$ 71,132	$ (135)	$115,024
Shares issued, Restricted Stock			88					—
Shares issued, Other Comp			14					—
Shares issued, Stock Options			9		61			61
Shares issued, ESPP			29		574			574
Shares issued, shared distribution			93		2,412			2,412
Stock-based compensation					1,752			1,752
Tax benefit of stock-based compensation					144			144
Dividends issued						(10,383)		(10,383)
Net income						37,677		37,677
Other comprehensive income (loss)							(1,985)	(1,985)
Balance, December 31, 2011	—	$—	25,756	$26	$48,944	$ 98,426	$(2,120)	$145,276
Shares issued, Restricted Stock			89					—
Shares issued, Other Comp			56					—
Shares issued, ESPP			35		700			700
Shares issued, shared distribution			159		4,407			4,407
Stock-based compensation					3,263			3,263
Tax benefit of stock-based compensation					88			88
Dividends issued						(38,582)		(38,582)
Net income						37,398		37,398
Other comprehensive income (loss)							2,723	2,723
Balance, December 29, 2012	**—**	**$—**	**26,095**	**$26**	**$57,402**	**$ 97,242**	**$ 603**	**$155,273**

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		
	December 29, 2012	December 31, 2011	January 1, 2011
(in thousands)			
Cash flows from operating activities:			
Net income	**$ 37,398**	$ 37,677	$ 21,400
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**7,186**	6,721	6,873
(Gain) loss on disposal of assets	**193**	(32)	(43)
Gain on investment in HCT	**—**	(1,244)	—
Stock-based compensation expense	**2,333**	1,752	1,149
Deferred director and phantom stock unit expense (income)	**20**	(22)	557
Stock compensation income tax benefit	**(88)**	(144)	(175)
Allowance for doubtful accounts	**26**	1	(8)
Provision for slow moving inventory	**(298)**	(19)	(159)
Provision for deferred income taxes	**325**	1,419	622
(Increase) decrease in, net of acquisition:			
Accounts receivable	**1,903**	741	(6,442)
Inventories	**678**	(1,593)	(2,815)
Income taxes receivable	**(520)**	1,178	506
Other current assets	**(650)**	(662)	(759)
Other assets, net	**240**	(1,081)	750
Increase (decrease) in, net of acquisition:			
Accounts payable	**(742)**	499	861
Accrued expenses and other liabilities	**4,547**	4,390	2,775
Other noncurrent liabilities	**(353)**	(37)	(2)
Net cash from operating activities	**52,198**	49,544	25,090
Cash flows from investing activities:			
Proceeds from sale of joint venture	**—**	1,451	—
Acquisition of business, net of cash acquired	**(1,140)**	(1,776)	—
Capital expenditures	**(13,359)**	(10,143)	(3,856)
Proceeds from dispositions of equipment	**56**	35	175
Purchases of marketable securities	**(40,495)**	(26,833)	(14,175)
Proceeds from sale of marketable securities	**32,912**	7,517	10,230
Net cash used in investing activities	**(22,026)**	(29,749)	(7,626)
Cash flows from financing activities:			
Repayment of debt	**(169)**	(100)	—
Proceeds from exercise of stock options	**—**	61	44
Stock compensation income tax benefit	**88**	144	175
Proceeds from stock issued	**700**	574	423
Dividends to shareholders	**(40,900)**	(9,596)	(14,635)
Change in restricted cash	**(272)**	84	—
Net cash used in financing activities	**(40,553)**	(8,833)	(13,993)
Effect of exchange rate changes on cash and cash equivalents	**2,025**	(1,334)	(579)
Net increase (decrease) in cash and cash equivalents	**(8,356)**	9,628	2,892
Cash and cash equivalents, beginning of period	**42,834**	33,206	30,314
Cash and cash equivalents, end of period	**$ 34,478**	$ 42,834	$ 33,206
Supplemental disclosure of cash flow information:			
Cash paid:			
Income taxes	**$ 18,739**	$ 17,456	$ 9,290
Supplemental disclosure of noncash transactions:			
Common stock issued for shared distribution through accrued expenses and other liabilities	**$ 4,407**	$ 2,412	$ —
Common stock issued for deferred director's compensation through other noncurrent liabilities	**$ 930**	$ —	$ —
Unrealized gain (loss) on available-for-sale securities	**$ 326**	$ (549)	$ (59)

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

1. BUSINESS

Sun Hydraulics Corporation, and its wholly-owned subsidiaries and joint ventures, design, manufacture, and sell screw-in cartridge valves and manifolds used in hydraulic systems. The Company has facilities in the United States, the United Kingdom, Germany, Korea, France, China and India. Sun Hydraulics Corporation ("Sun Hydraulics"), with its main offices located in Sarasota, Florida, designs, manufactures, and sells primarily through distributors. Sun Hydraulik Holdings Limited ("Sun Holdings"), a wholly-owned subsidiary of Sun Hydraulics, was formed to provide a holding company for the European market operations; its wholly-owned subsidiaries are Sun Hydraulics Limited (a British corporation, "Sun Ltd.") and Sun Hydraulik GmbH (a German corporation, "Sun GmbH"). Sun Ltd. operates a manufacturing and distribution facility located in Coventry, England, and Sun GmbH operates a manufacturing and distribution facility located in Erkelenz, Germany. Sun Hydraulics Korea Corporation ("Sun Korea"), a wholly-owned subsidiary of Sun Hydraulics, located in Inchon, South Korea, operates a manufacturing and distribution facility. In 2012, Sun Korea acquired Seungwon Solutions Corporation ("Seungwon"), also located in Inchon, South Korea, which is a component supplier to Sun Korea. Sun Hydraulics (France) ("Sun France"), a liaison office located in Bordeaux, France, is used to service the French market. Sun Hydraulics established Sun Hydraulics China Co. Ltd, a representative office in Shanghai in January 2011, to develop new business opportunities in the Chinese market. Sun Hydraulics (India), a liaison office in Bangalore, India, is used to develop new business opportunities in the Indian market. WhiteOak Controls, Inc. ("WhiteOak"), a 40% equity method investment, located in Mediapolis, Iowa, designs and produces complementary electronic control products. On September 27, 2011, Sun Hydraulics purchased the outstanding shares of High Country Tek, Inc. ("HCT") it did not already own. HCT, now a wholly-owned subsidiary of Sun Hydraulics, is located in Nevada City, California, and designs and manufactures ruggedized electronic/hydraulic control solutions for mobile equipment markets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts and operations of Sun Hydraulics and its direct and indirect subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The Company uses the equity method of accounting for its investment in WhiteOak. The Company does not have a majority ownership in or exercise control over this entity.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are used in the determination of impairment of long-lived assets, inventory, goodwill, accruals, income taxes, and fair value of marketable securities.

Cash, Cash Equivalents and Marketable Securities

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

The Company's marketable securities have been classified and accounted for as available-for-sale. Management determines the appropriate classification of its investments at the time of purchase and reevaluates the designation at each balance sheet date. The Company may or may not hold securities with stated maturities greater than 12 months until maturity. As management views these securities as available to support current operations, the Company classifies securities with maturities beyond 12 months as current assets under the caption marketable securities in the accompanying Consolidated Balance Sheets. The Company's marketable securities are carried at fair value, with the unrealized gains and losses reported as a component of shareholder's equity. Realized gains and losses on sales of marketable securities are generally determined using the specific identification method, and are included in miscellaneous (income) expense in the Consolidated Statements of Operations.

Accounts Receivable

The Company sells to most of its customers on a recurring basis, primarily through distributors with which the Company maintains long-term relationships. As a result, bad debt experience has not been material. The allowance for doubtful accounts is determined on a specific identification basis by a review of those accounts that are significantly in arrears. There can be no assurance that a distributor or a large direct sale customer with overdue accounts receivable balances will not develop financial difficulties and default on payment. See the Consolidated Balance Sheets for allowance amounts.

Inventory

Inventories are valued at the lower of cost or market, with cost determined on a first-in, first-out basis. The Company offers a wide variety of standard products and as a matter of policy does not discontinue products. On an ongoing basis, component parts found to be obsolete through design or process changes are disposed of and charged to material cost. The Company reviews on-hand balances of products and component parts against specific criteria. Products and component parts without usage or that have excess quantities on hand are evaluated. An inventory reserve is then established for the full inventory carrying value of those products and component parts deemed to be obsolete or slow moving. See Note 5 to the Financial Statements for inventory reserve amounts.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Expenditures for repairs and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repairs and maintenance are expensed as incurred. Depreciation is computed using the straight line method over the following useful lives:

	Years
Computer equipment	3–5
Machinery and equipment	4–12
Furniture and fixtures	4–10
Leasehold and land improvements	5–15
Buildings	40

Gains or losses on the retirement, sale, or disposition of property, plant, and equipment are reflected in the Consolidated Statement of Operations in the period in which the assets are taken out of service.

Fair Value Measurements

The Company applies fair value accounting guidelines for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Under these guidelines, fair value is defined as the price that would be received for the sale of an asset or paid to transfer a liability (i.e. an exit price) in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3—Unobservable inputs that are supported by little, infrequent, or no market activity and reflect the Company's own assumptions about inputs used in pricing the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company's valuation techniques used to measure the fair value of marketable equity securities were derived from quoted prices in active markets for identical assets or liabilities. The valuation techniques used to measure the fair value of all other financial instruments were valued based on quoted market prices or model driven valuations using significant inputs derived from or corroborated by observable market data.

Goodwill

Goodwill, which represents the excess of the purchase price of acquisition over the fair value of the net assets acquired, is carried at cost. Goodwill is tested for impairment annually or more often if events or circumstances indicate a reduction in the fair value below the carrying value. The carrying value of assets is calculated at the reporting unit. An impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value.

The Company completed its annual goodwill impairment testing and determined that the carrying amount of goodwill was not impaired. See Note 7 to the Financial Statements for goodwill amounts.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to future net cash flows the asset is expected to generate. If such assets are considered impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Accruals

The Company makes estimates related to certain employee benefits and miscellaneous accruals. Estimates for employee benefit accruals are based on management's assessment of estimated liabilities related to workers' compensation, health care benefits and annual contributions to an employee stock ownership plan ("ESOP"), established in 2004 as part of the Company's retirement plan. Estimates for miscellaneous accruals are based on management's assessment of estimated liabilities for costs incurred.

The Company accrues for health care benefit costs under a self-funded plan. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $135 on an individual basis and approximately $9,000 on an aggregate basis.

Revenue Recognition

The Company reports revenues, net of sales incentives, when title passes and risk of loss transfers to the customer. The effect of material non-recurring events is provided for when they become known.

Shipping and Handling Costs

Shipping and handling costs billed to distributors and customers are recorded in revenue. Shipping costs incurred by the Company are recorded in cost of goods sold.

Foreign Currency Translation and Transactions

The Pound Sterling is the functional currency of Sun Ltd. The Euro is the functional currency of Sun GmbH. The South Korean Won is the functional currency of Sun Korea. The U.S. Dollar is the functional currency for Sun Hydraulics and the reporting currency for the consolidated group. The assets and liabilities of Sun Ltd., Sun GmbH, and Sun Korea are translated at the exchange rate in effect at the balance sheet date, and income and expense items are translated at the average annual rate of exchange for the period. The resulting unrealized translation gains and losses are included as a component of shareholders' equity designated as "accumulated other comprehensive income (loss)." Realized gains and losses from foreign currency transactions are included in the Consolidated Statement of Operations.

Income Taxes

The Company's income tax policy provides for a liability approach under which deferred income taxes are provided for based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. These differences result from items reported differently for financial reporting and income tax purposes, primarily depreciation, accrued expenses and reserves.

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes potential interest and penalties related to its unrecognized tax benefits in income tax expense.

Stock-Based Compensation

All share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense in earnings over the requisite service period. Benefits of tax deductions in excess of recognized compensation costs are reported as a financing cash inflow.

Reclassification

Certain amounts shown in the 2011 and 2010 consolidated financial statements have been reclassified to conform to the current presentation. Certificates of deposit classified as cash in the prior periods were reclassified to short term investments to conform to the current year presentation.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following tables provide information regarding the Company's assets and liabilities measured at fair value on a recurring basis.

Assets measured at fair value on a recurring basis include the following as of December 29, 2012:

		Fair value measurements at reporting date using		
Description	**December 29, 2012**	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Marketable securities:				
Corporate fixed income	**$18,213,213**	**$ —**	**$18,213,213**	**$—**
Government securities	**208,583**	**—**	**208,583**	**—**
Municipal bonds	**4,514,074**	**—**	**4,514,074**	**—**
Equity securities	**522,132**	**522,132**	**—**	**—**
Mutual funds	**1,907,862**	**1,907,862**	**—**	**—**
Certificates of deposits	**10,892,141**	**—**	**10,892,141**	**—**
Asset backed securities	**1,442,360**	**—**	**1,442,360**	**—**
Total marketable securities	**$37,700,365**	**$2,429,994**	**$35,270,371**	**$—**

Assets measured at fair value on a recurring basis include the following as of December 31, 2011:

Description	December 31, 2011	Fair value measurements at reporting date using: Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Marketable securities:				
Corporate fixed income	$13,622,504	$ —	$13,622,504	$—
Government securities	205,003	—	205,003	—
Municipal bonds	1,955,316	—	1,955,316	—
Equity securities	454,250	454,250	—	—
Mutual funds	6,017,255	6,017,255	—	—
Certificates of deposits	6,700,340	—	6,700,340	—
Asset backed securities	1,305,044	—	1,305,044	—
Total marketable securities	$30,259,712	$6,471,505	$23,788,207	$—

Liabilities measured at fair value on a recurring basis include the following as of December 29, 2012:

Description	**December 29, 2012**	Fair value measurements at reporting date using: Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Deferred director stock units	**$263**	**$263**	**$—**	**$—**
Phantom stock units	**30**	**30**	**—**	**—**
Total	**$293**	**$293**	**$—**	**$—**

Liabilities measured at fair value on a recurring basis include the following as of December 31, 2011:

Description	December 31, 2011	Fair value measurements at reporting date using: Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Deferred director stock units	$1,149	$1,149	$—	$—
Phantom stock units	33	33	—	—
Total	$1,182	$1,182	$—	$—

The Company classifies all marketable securities as available-for-sale. The net unrealized holding loss on marketable securities amounted to $166 at December 29, 2012, and $492 at December 31, 2011. Realized loss for the year ended December 29, 2012 was $22, compared to a gain of $37 for the year ended December 31, 2011.

The Company reports deferred director stock units and phantom stock units as a liability. These liabilities, on a recurring basis, are measured at fair value using quoted prices in the active market. The Company recognized expense relating to those liabilities of $20 for the year ended December 29, 2012, and income related to those liabilities of $22 for the year ended December 31, 2011, respectively.

The Company did not have any fair value adjustments for assets and liabilities measured at fair value on a nonrecurring basis during the period ended December 29, 2012 and December 31, 2011.

4. RESTRICTED CASH

On December 29, 2012 and December 31, 2011, the Company had restricted cash of $329 and $46, respectively. Restricted cash reserves for customs and excise taxes in the U.K. operation were $48 and $46 at December 29, 2012, and December 31, 2011, respectively. The restricted amount was calculated as an estimate of two months of customs and excise taxes for items coming into the Company's U.K. operations and is held with Lloyds TSB in the U.K. Restricted cash of $281 at December 29, 2012, represents the holdback of the purchase price associated with the acquisition of Seungwon on October 18, 2012.

5. INVENTORIES

	December 29, 2012	December 31, 2011
Raw materials	**$ 5,564**	$ 5,624
Work in process	**3,695**	3,912
Finished goods	**3,570**	3,861
Provision for slow moving inventory	**(270)**	(568)
Total	**$12,559**	$12,829

6. PROPERTY, PLANT, AND EQUIPMENT

	December 29, 2012	December 31, 2011
Machinery and equipment	**$ 83,480**	$ 78,428
Office furniture and equipment	**11,152**	10,151
Buildings	**30,255**	28,074
Leasehold and land improvements	**2,785**	2,774
Land	**7,464**	7,002
	$135,136	$126,429
Less: Accumulated depreciation	**(80,154)**	(73,755)
Construction in progress	**9,690**	4,285
Total	**$ 64,672**	$ 56,959

Depreciation expense for the years ended December 29, 2012, December 31, 2011, and January 1, 2011 totaled $6,514, $6,524, and $6,730, respectively.

7. GOODWILL AND INTANGIBLE ASSETS

A summary of changes in goodwill at December 29, 2012 and December 31, 2011 is as follows:

Balance at January 1, 2011	$ 715
Acquisitions	1,976
Currency translation	—
Balance at December 31, 2011	$ 2,691
Acquisitions	1,731
Currency translation	50
Balance, December 29, 2012	**$ 4,472**

Goodwill acquired during the year ended December 29, 2012, and December 31, 2011, relate to Seungwon and HCT, respectively. Goodwill is presented in other assets on the balance sheet.

Valuation models reflecting the expected future cash flow projections are used to value reporting units. A valuation of the reporting unit at December 29, 2012, indicated that there was no impairment of the carrying value of the goodwill at Sun Korea. A valuation of the reporting unit at September 29, 2012 indicated that there was no impairment of the carrying value of the goodwill at HCT. As of December 29, 2012, no factors were identified that indicated impairment of the carrying value of the goodwill related to HCT.

The Company recognized $2,658 in identifiable intangible assets as a result of the acquisition of HCT. Intangible assets are held in other assets on the balance sheet. At December 29, 2012 and December 31, 2011, intangible assets consisted of the following:

		December 29, 2012			December 31, 2011		
	Useful life (years)	**Gross carrying amount**	**Accumulated amortization**	**Net carrying amount**	Gross carrying amount	Accumulated amortization	Net carrying amount
Definite-lived intangibles:							
Trade Name	10	**$ 756**	**$ (95)**	**$ 661**	$ 756	$ (19)	$ 737
Technology	10	**697**	**(256)**	**441**	697	(187)	510
Customer Relationships	20	**1,475**	**(92)**	**1,383**	1,475	(18)	1,457
		$2,928	**$ (443)**	**$2,485**	$2,928	$ (224)	$2,704

Total estimated amortization expense for the years 2013 through 2017 is presented below.

Year	
2013	$ 219
2014	219
2015	206
2016	192
2017	192
Total	$1,028

8. INVESTMENTS

On January 5, 2011, Sun Hydraulics completed the sale of its Chinese joint venture company, Sun Hydraulics Systems (Shanghai) Co., Ltd., to the joint venture partner, Links Lin, for the amount of $1,451, and recognized a gain on the sale of $366. The former joint venture company became Sun's first authorized distributor in China. Concurrently, Sun established Sun Hydraulics China Co. Ltd, a representative office in Shanghai which now is the Company's primary operation in the country.

9. ACQUISITIONS

On October 18, 2012, the Company, through Sun Korea, purchased all of the outstanding stock of Seungwon Solutions Corporation ("Seungwon") for approximately $1,458. Seungwon is a component supplier to Sun Korea, which represents approximately 80% of Seungwon's sales.

The results of operations of Seungwon have been included in the Company's consolidated results since the date of acquisition. Supplemental pro forma information and disclosure of acquired assets and liabilities has not been provided as the acquisition did not have a material impact on the consolidated financial statements.

The Company recorded approximately $1,731 in goodwill and approximately $80 in transaction costs related to the acquisition.

On September 27, 2011, Sun purchased the remaining preferred and common shares of HCT that it did not already own. HCT designs and produces encapsulated, modular, highly ruggedized digital and analog electronic controller products for the global fluid power and motion control industry. HCT's products complement Sun's electro-hydraulic line of valves providing reliable, easy, simple and accurate control of individual valves, or seamless management of systems and sub-systems.

Goodwill arising from the acquisition was $1,976 consisting of the value of the workforce, synergies and competitive advantages obtained as a result of the acquisition. Identifiable intangible assets arising from the acquisition consist of the HCT Trade Name, Patented Technology, Unpatented Technology, and Customer Relationships. These identifiable intangibles totaled $2,658, and are amortized over ten years with the exception of Customer Relationships, which are amortized over twenty years. These amounts are recorded as other assets on the Consolidated Balance Sheet.

The following table summarizes the consideration paid for HCT and the amounts of the assets acquired and liabilities assumed, recognized at the acquisition date.

At September 27, 2011	
Consideration	
Cash	$ 1,894
Stock	12
Fair value of total consideration transferred	$ 1,906
Fair value of Sun's equity interest in HCT held before the business combination	1,472
Total	$ 3,378
Acquisition-related costs (included in selling, engineering, and administrative expenses)	40
Recognized amounts of identifiable assets acquired and liabilities assumed	
Cash	$ 130
Accounts receivable	570
Inventory	444
Property, plant, and equipment	317
Identifiable intangible assets	2,658
Other assets	210
Accounts payable and accrued expenses	(748)
Notes payable	(2,123)
Other liabilities	(56)
Total identifiable net assets	$ 1,402
Goodwill	1,976
Total	$ 3,378

Approximately half of the acquisition-related costs above were incurred in the third quarter with the remainder incurred in the Company's fourth quarter. The amount of notes payable above is primarily made up of amounts due to Sun Hydraulics and eliminated upon consolidation.

Sun Hydraulics' fair value of the equity interest in HCT held before the business combination was $1,472. The fair value of the previously held equity interest was determined based on the current purchase price per the purchase agreement before the deduction for option and warrant proceeds. Sun Hydraulics recognized a gain of $1,244 as a result of remeasuring to fair value, based on the current purchase price, its 38% equity interest in HCT held before the business combination. The equity interest was diluted from the original investment as a result of warrant and option exercises. This gain is included in net miscellaneous income on the Consolidated Statement of Operations for the year ending December 31, 2011.

The revenue and earnings for HCT included in Sun's Consolidated Statement of Operations for the year ended December 29, 2012, and the revenue and earnings of the combined entities had the acquisition date been January 2, 2011, are included in the table below.

	Revenue	Earnings
	(unaudited)	*(unaudited)*
Actual from 01/01/2012–12/29/2012	$ 3,791	$ (534)
Supplemental *pro forma* from 01/01/2011 to 12/31/2011	$206,968	$37,534

10. OTHER ASSETS

	December 29, 2012	December 31, 2011
Goodwill	**$4,472**	$2,691
Definite-lived intangibles, net of amortization of $443 and $224	**2,485**	2,704
Equity investment in WhiteOak Controls, Inc.	**69**	66
Loan acquisition costs, net of amortization of $24 and $7	**62**	79
Deposits with suppliers	**171**	33
Notes receivable	**650**	988
Other	**95**	78
Total	**$8,004**	$6,639

11. ACCRUED EXPENSES AND OTHER LIABILITIES

	December 29, 2012	December 31, 2011
Compensation and benefits	**$5,581**	$6,360
Self insurance liability	**1,007**	256
Other	**1,053**	850
Total	**$7,641**	$7,466

12. LONG-TERM DEBT

Effective August 1, 2011, the Company completed a credit and security agreement in the U.S. with Fifth Third Bank (the "Bank"). The agreement provides for three separate credit facilities totaling $50,000.

Facility A is a $15,000 unsecured revolving line of credit and requires monthly payments of interest. Facility A has a floating interest rate of 1.45% over the 30-day LIBOR Rate (as defined).

Facility B is an accordion feature to increase the revolving line of credit to a $35,000 secured revolving line of credit. Facility B will be secured by the Company's U.S. assets, including its manufacturing facilities, and requires monthly payments of interest. Facility B will bear interest at the 30-day LIBOR Rate or the Bank's Base Rate (as defined), at the Company's discretion, plus a margin based on the Borrower's Funded Debt to EBITDA Leverage Ratio (as defined). The LIBOR Margin ranges from 1.45% to 2.25% and the Bank's Base Rate ranges from -0.25% to 0.00%.

Facility C is a $15,000 construction and term loan. Facility C requires monthly payments of interest for the first 24 months and monthly payments of principal plus accrued interest for 60 months based upon a 15-year amortization schedule. The Construction Loan bears interest at the 30-day LIBOR Rate or the Bank's Base Rate, at the Company's discretion, plus a margin based on the Borrower's Funded Debt to EBITDA Leverage Ratio. The LIBOR Margin ranges from 1.65% to 2.45% and the Bank's Base Rate ranges from -0.05% to 0.20%.

Facility A or Facility B (if activated) is payable in full on August 1, 2016. Facility C is payable seven years after the closing of the facility. Maturity may be accelerated by the Bank upon an Event of Default (as defined). Prepayment may be made without penalty or premium at any time upon the required notice to the Bank.

Facility A is subject to debt covenants (capitalized terms are defined therein) including: 1) Minimum Tangible Net Worth of not less than $92,000, increased annually by 50% of Net Income, and 2) Minimum EBITDA of not less than $5,000; and requires the Company to maintain its primary domestic deposit accounts with the bank.

If Facility B or Facility C are activated, covenant 2 above will automatically terminate and two additional covenants will be required: 1) Funded Debt to EBITDA ratio equal to or less than 3.0:1.0, and 2) EBIT to Interest Expense ratio of not less than 2.5:1.0. As of December 29, 2012, the Company has not activated Facility C for the construction of its new Sarasota factory.

As a result of the acquisition of HCT on September 27, 2011, the Company acquired a line of credit equal to $100. Interest on the line of credit is equal to Prime plus 5%. The Company cancelled this line of credit during the fourth quarter of 2011.

As a result of the acquisition of Seungwon on October 18, 2012, the Company acquired a loan equal to $169. The Company paid and cancelled the loan during the fourth quarter of 2012.

13. DIVIDENDS TO SHAREHOLDERS

The Company declared dividends of $38,582, $10,383, and $14,642 to shareholders in 2012, 2011, and 2010, respectively.

Except as noted below, the Company declared the following regular quarterly dividends to shareholders of record on the last day of the respective quarter:

	2012	2011	2010
First quarter	**$0.090**	$0.060	$0.060
Second quarter	**0.090**	0.090	0.060
Third quarter	**0.090**	0.090	0.060
Fourth quarter	**0.090**	0.090	0.060

Except as noted below, these dividends were paid on the 15th day of each month following the date of declaration.

In addition to the regular quarterly dividends, the Company declared shared distribution cash dividends in 2012 and 2011, equal to $0.12 and $0.07, respectively. The 2012 dividend was paid on March 31, 2012, to shareholders of record on March 22, 2012, and the 2011 dividend was paid on March 31, 2011, to shareholders of record as of March 15, 2011. The shared distribution was introduced in 2008 as a way to reward both shareholders and employees when the Company has a successful year. The Board of Directors has declared a shared distribution cash dividend of $0.09 per share, payable on March 31, 2013, to shareholders of record as of March 15, 2013.

In light of the Company's cash position, its current and perceived uses for cash, and the likely increase in income tax rates on corporate dividends as of January 1, 2013, the Board of Directors in December 2012 declared a special one-time cash dividend of $1.00 per share to shareholders of record as of December 14, 2012. In anticipation of the expected tax law changes in 2013, the payment date for both the special dividend and the regular quarterly dividend of $0.09 per share was December 28, 2012.

In 2010, the Company also declared a one-time special cash dividend of $0.33 per share, paid on November 30, 2010, to shareholders of record as of November 15, 2010.

14. INCOME TAXES

Deferred income tax assets and liabilities are provided to reflect the future tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

For financial reporting purposes, income before income taxes includes the following components:

	For the year ended		
	December 29, 2012	December 31, 2011	January 1, 2011
United States	**$44,957**	$43,513	$22,344
Foreign	**10,896**	14,073	9,299
Total	**$55,853**	$57,586	$31,643

The components of the income tax provision (benefit) are as follows:

	For the year ended		
	December 29, 2012	December 31, 2011	January 1, 2011
Current tax expense (benefit):			
United States	**$15,396**	$14,034	$ 7,985
State and local	**924**	436	202
Foreign	**1,788**	3,972	1,434
Total current	**18,108**	18,442	9,621
Deferred tax expense (benefit):			
United States	**545**	1,095	469
State and local	**12**	471	263
Foreign	**(210)**	(99)	(110)
Total deferred	**347**	1,467	622
Total income tax provision	**$18,455**	$19,909	$10,243

The reconciliation between the effective income tax rate and the U.S. federal statutory rate is as follows:

	For the year ended		
	December 29, 2012	December 31, 2011	January 1, 2011
U.S. federal taxes at statutory rate	**$19,549**	$20,155	$11,075
Increase (decrease)			
Foreign tax credit	**(358)**	(1,026)	(227)
Domestic production activity deduction	**(1,483)**	(1,075)	(519)
Research and Development Tax Credit—Current Year	**(50)**	(150)	(150)
Foreign income taxed at lower rate	**(901)**	(1,052)	(584)
Nondeductible items	**411**	1,049	40
State and local taxes, net	**935**	907	465
Change in reserve	**710**	440	9
Other	**(358)**	661	134
Income tax provision	**$18,455**	$19,909	$10,243

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income taxes. The temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 29, 2012 and December 31, 2011 are presented below:

	December 29, 2012	December 31, 2011
Deferred tax assets:		
Current:		
Accrued expenses and other	**$ 248**	$ 260
Total current deferred tax assets	**248**	260
Noncurrent:		
Accrued expenses and other	**1,426**	2,028
Total noncurrent deferred tax assets	**1,426**	2,028
Deferred tax liabilities:		
Noncurrent:		
Depreciation	**(8,656)**	(8,484)
Other	**—**	(461)
Total noncurrent deferred tax liabilities	**(8,656)**	(8,945)
Net noncurrent deferred tax liability	**$(7,230)**	$(6,917)

A valuation allowance to reduce the deferred tax assets reported is required if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. For the fiscal years ended 2012 and 2011, management has determined that a valuation allowance is not required.

The Company intends and has the ability to indefinitely reinvest the earnings of its non-U.S. subsidiaries, which reflect full provision for non-U.S. income taxes, to expand its international operations. These earnings relate to ongoing operations and, at December 29, 2012, cumulative earnings were approximately $53 million. Accordingly, no provision has been made for U.S. income taxes that might be payable upon repatriation of such earnings. In the event any earnings of non-U.S. subsidiaries are repatriated, the Company will provide U.S. income taxes upon repatriation of such earnings, which will be offset by applicable foreign tax credits, subject to certain limitations.

The Company prescribes a recognition threshold and measurement attribute for an uncertain tax position taken or expected to be taken in a tax return.

The following is a roll-forward of the Company's unrecognized tax benefits:

Unrecognized tax benefits—January 2, 2010	$ 160
Increases from positions taken during prior periods	47
Lapse of statute of limitations	(38)
Unrecognized tax benefits—January 1, 2011	$ 169
Increases from positions taken during prior periods	440
Lapse of statute of limitations	—
Unrecognized tax benefits—December 31, 2011	$ 609
Increases from positions taken during prior periods	710
Settled positions	(124)
Lapse of statute of limitations	—
Unrecognized tax benefits—December 29, 2012	**$1,195**

At December 29, 2012, the Company had an unrecognized tax benefit of $1,195 including accrued interest. If recognized, the unrecognized tax benefit would have a favorable effect on the effective tax rate in future periods. The Company recognizes interest and penalties related to income tax matters in income tax expense. Interest related to the unrecognized tax benefit has been recognized and included in income tax expense. Interest accrued as of December 29, 2012, is not considered material to the Company's Consolidated Financial Statements.

The Company files U.S. federal income tax returns as well as income tax returns in various states and foreign jurisdictions. The Company is no longer subject to income tax examinations by tax authorities for years prior to 2004 for the majority of tax jurisdictions.

The Company's federal returns are currently under examination by the Internal Revenue Service (IRS) in the United States for the periods 2004 through 2009. To date, there have not been any significant proposed adjustments that have not been accounted for in the Company's financial statements.

Audit outcomes and the timing of audit settlements are subject to significant uncertainty. It is reasonably possible that within the next twelve months the Company will resolve some or all of the matters presently under consideration for 2004 through 2009 with the IRS and that there could be significant increases or decreases to unrecognized tax benefits.

15. STOCK-BASED COMPENSATION

During 1996, the Company adopted the 1996 Stock Option Plan (the "Stock Option Plan"), which provides for the grant of incentive stock options and nonqualified stock options for the purchase of up to an aggregate of 3,375,000 shares of the Company's common stock by officers, employees and directors of the Company. Under the terms of the plan, incentive stock options may be granted to employees at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of the fair value in the case of holders of more than 10% of the Company's voting stock). Nonqualified stock options may be granted at the discretion of the Company's Board of Directors. The maximum term of an option may not exceed 10 years, and options become exercisable at such times and in such installments as determined by the Board of Directors.

A summary of the Company's stock option plan for the years ended December 31, 2011, and January 1, 2011 is summarized as follows:

	Number of shares	Exercise price range	Weighted average exercise price
(share amounts in thousands)			
Under option, January 2, 2010	24	$2.00–8.18	$4.26
(24 shares exercisable)			
Granted	—	$— - —	$ —
Exercised	(15)	$2.00–3.66	$2.80
Forfeitures	—	$— - —	$ —
Under option, January 1, 2011	9	$3.66–8.18	$6.67
(9 shares exercisable)			
Granted	—	$— - —	$ —
Exercised	(9)	$2.00–8.18	$6.67
Forfeitures	—	$— - —	$ —
Under option, December 31, 2011	—	$— - —	$ —
(0 shares exercisable)			

As of December 31, 2011, all options under the 1996 Plan had been exercised and the Plan is no longer active. The Company did not have any stock option compensation expense for the periods ended December 29, 2012, and December 31, 2011.

The Company's 2006 Stock Option Plan ("2006 Plan") provides for the grant of incentive stock options and nonqualified stock options for the purchase of up to an aggregate of 1,125,000 shares of the Company's common stock by officers, employees and directors of the Company. Under the terms of the plan, incentive stock options may be granted to employees at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of the fair value in the case of holders of more than 10% of the Company's voting stock). Nonqualified stock options may be granted at the discretion of the Company's Board of Directors. The maximum term of an option may not exceed 10 years, and options become exercisable at such times and in such installments as determined by the Board of Directors. No awards have been granted under the 2006 Plan.

The Company's 2001 Restricted Stock Plan provides for the grant of restricted stock of up to an aggregate of 928,125 shares of the Company's common stock to officers, employees, consultants and directors of the Company. Under the terms of the plan, the minimum period before any shares become non-forfeitable may not be less than six months. The 2001 Restricted Stock Plan expired in 2011 and was replaced in September 2011 with the 2011 Equity Incentive Plan ("2011 Plan"). The 2011 Plan provides for the grant of up to an aggregate of 1,000,000 shares of restricted stock, restricted share units, stock appreciation rights, dividend or dividend equivalent rights, stock awards and other awards valued in whole or in part by reference to or otherwise based on the Company's common stock, to officers, employees and directors of the Company. The 2011 Plan was approved by the Company's shareholders at the 2012 Annual Meeting. At December 29, 2012, 824,012 shares remained available for issuance under the 2011 Plan. Compensation cost is measured at the date of the grant and is recognized in earnings over the period in which the shares vest. Restricted stock expense for the years ended December 29, 2012, December 31, 2011, and January 1, 2011, totaled $1,695, $1,193 and $880, respectively.

A summary of the Company's restricted stock for the years ended December 29, 2012, December 31, 2011, and January 1, 2011, is summarized as follows:

	Number of shares	Weighted average grant-date fair value
Nonvested balance at January 2, 2010	113	$14.52
Granted	69	20.74
Vested	(53)	15.60
Forfeitures	—	—
Nonvested balance at January 1, 2011	129	$17.41
Granted	88	28.41
Vested	(63)	16.04
Forfeitures	—	—
Nonvested balance at December 31, 2011	154	$24.25
Granted	89	25.41
Vested	(72)	21.95
Forfeitures	(2)	26.12
Nonvested balance at December 29, 2012	**169**	**$25.81**

The Company has $3,651 of total unrecognized compensation cost related to restricted stock awards granted under the Plan as of December 29, 2012. That cost is expected to be recognized over a weighted average period of 1.54 years.

The Company maintains an Employee Stock Purchase Plan ("ESPP"), in which most employees are eligible to participate. Employees in the United States who choose to participate are granted an opportunity to purchase common stock at 85 percent of market value on the first or last day of the quarterly purchase period, whichever is lower. Employees in the United Kingdom are granted an opportunity to purchase common stock at market value, on the first or last day of the quarterly purchase period, whichever is lower, with the Company issuing one additional free share of common stock for each six shares purchased by the employee under the ESPP. The ESPP authorizes the issuance, and the purchase by employees, of up to 1,096,875 shares of common stock through payroll deductions. No U.S. employee is allowed to buy more than $25 of common stock in any year, based on the market value of the common stock at the beginning of the purchase period, and no U.K. employee is allowed to buy more than the lesser of £1.5 or 10% of their annual salary in any year. Employees purchased 35,264 shares at a weighted average price of $19.84, and 29,056 shares at a weighted average price of $19.76, under the ESPP during 2012 and 2011, respectively. The Company recognized $183 and $164 of compensation expense during 2012 and 2011, respectively. At December 29, 2012, 713,284 shares remained available to be issued through the ESPP.

The Nonemployee Director Equity and Deferred Compensation Plan (the "Plan") originally was adopted by the Board of Directors and approved by the shareholders in 2004, and amended in 2008. Under the Plan, Directors who were not officers of the Company were paid 375 shares of Company common stock and $3 in cash fees for attendance at each meeting of the Board of Directors, as well as each meeting of each Board Committee on which they served when the committee meeting was not held within one day of a meeting of the Board of Directors. Committee Chairmen received additional fees equal to 25% of normal compensation and the Chairman of the Board was paid twice the amount of normal compensation, with such additional compensation payable in Company common stock. Prior to June 7, 2011, Directors were able to elect under the Plan to receive all or part of their cash fees in Company stock and to defer receipt of their fees until a subsequent year. When so deferred, the shares of stock were converted to deferred stock units. Deferred stock units are treated as liabilities. At December 29, 2012, there were 10,521 deferred stock units outstanding. The Plan has now been terminated, and no further issuance of shares will be made under the Plan.

In March 2012, the Board reviewed its nonemployee director compensation policy and determined that compensating Directors solely in Company stock would further align the interests of the Board and the shareholders. Accordingly, the Board of Directors adopted the Sun Hydraulics Corporation 2012 Nonemployee Director Fees Plan (the "2012 Directors Plan"), which was approved by the shareholders of the Company at its 2012 annual meeting.

Under the 2012 Directors Plan, as compensation for attendance at each Board meeting and each meeting of each committee of the Board on which he or she serves when the committee meeting is not held within one day of a meeting of the Board, each Nonemployee Director will be paid 500 shares of common stock. The Chairman's fee is twice that of a regular director, and the fee for the chairs of each Board committee is 125% that of a regular director. The Board has the authority to change from time to time, in any manner it deems desirable or appropriate, the share compensation to be awarded to all or any one or more Nonemployee Directors, provided that, with limited exceptions, such changes are subject to prior shareholder approval. The aggregate number of shares which may be issued during any single calendar year is limited to 25,000 shares. The 2012 Directors Plan authorizes the issuance of up to 270,000 shares of common stock. At December 29, 2012, 256,749 shares remained available for issuance under the 2012 Directors Plan.

Directors were granted 17,607 and 14,936 shares during 2012 and 2011, respectively. The Company recognized director stock compensation expense of $451 and $264, for 2012 and 2011, respectively.

16. EARNINGS PER SHARE

The following table represents the computation of basic and diluted net income per common share (in thousands, except per share data):

	December 29, 2012	December 31, 2011	January 1, 2011
Net Income	**$37,398**	$37,677	$21,400
Basic weighted average number of common shares outstanding	**25,944**	25,642	25,428
Basic net income per common share	**$ 1.44**	$ 1.47	$ 0.84
Effect of dilutive stock options and deferred director stock units	**27**	42	50
Diluted weighted average number of common shares outstanding	**25,971**	25,684	25,478
Diluted net income per common share	**$ 1.44**	$ 1.47	$ 0.84

17. EMPLOYEE BENEFITS

The Company has a defined contribution retirement plan covering substantially all of its eligible United States employees. Employer contributions under the retirement plan amounted to approximately $4,309, $5,026, and $3,304 during 2012, 2011, and 2010, respectively.

The Company provides supplemental pension benefits to its employees of foreign operations in addition to mandatory benefits included in local country payroll tax statutes. These supplemental pension benefits amounted to approximately $330, $336, and $353 during 2012, 2011, and 2010, respectively.

The Company uses an Employee Stock Ownership Plan ("ESOP") as the discretionary match portion of its 401(k) retirement plan. The Company contributes to the ESOP for all eligible United States employees. Under the ESOP, which is 100% company funded, the Company allocates common stock to each participant's account. The allocation is generally a percentage of a participant's compensation as determined by the Board of Directors on an annual basis.

In May 2008, the Board introduced the concept of a shared distribution dividend. The shared distribution dividend rewards the majority of employees through a contribution into their retirement accounts and concurrently rewards shareholders with a special cash dividend. As a result of the shared distribution, the Company contributed 132,398 and 84,974 shares into the ESOP in March 2012 and March 2011, respectively. In 2012, the Company accrued an amount equal to 10.5% of eligible wages in accordance with the shared distribution dividend announced in March 2013.

The Company incurred retirement benefit expense under the ESOP of approximately $3,011, $3,849, and $2,255 during 2012, 2011 and 2010, respectively. These amounts are included in the total employer contributions to the retirement plan noted above.

There are no restrictions on the shares contributed to the ESOP. This allows participants to sell their shares to enable diversification within their individual 401(k) accounts. The Company does not have any repurchase obligations under the ESOP.

During 2008, the Company developed plans for international employees to participate in the shared distributions. The Company's foreign operations recognized total expense of approximately $633, $795, and $483 in 2012, 2011, and 2010, respectively, relating to shared distributions. The Company's U.K. employees received 13,977 and 8,061 shares in March 2012 and March 2011, respectively, into a share incentive plan. In Korea, employees received their shared distribution in the form of cash, which was deposited into a Company retirement plan. In Germany, 50% of the shared distribution was paid in cash and the remaining 50% was paid in Company stock (13,284 shares) in June 2012.

Due to tax provisions in some foreign jurisdictions which make stock awards difficult, the Company sometimes awards deferred cash bonuses to key employees of its foreign operations. The deferred cash bonuses are similar to phantom stock units, in that such bonuses are tied to the value of the Company's common stock. Awards are recognized over the deferral period as variable plan awards. The Company recognized approximately $44, $45 and $45 of compensation expense in 2012, 2011 and 2010, respectively, related to the awards.

18. SEGMENT REPORTING

Historically the Company had four operating and reportable segments, which were based on the geographic location of its subsidiaries. In 2012, the Company re-evaluated its operating and reportable segments, resulting in a change to a single reportable segment in manufacturing, marketing, selling and distributing its products worldwide. This change was made because, increasingly, the Company is shipping products directly from the factory of origin to end-customers worldwide. Management believes the discrete financial information of the Company's individual foreign subsidiaries is no longer representative of the business level in those locations, and management no longer makes decisions or assesses performance based on this information. Management believes the investment community will have a better understanding, with less confusion, when reviewing our results as one operating segment. The additional information related to the region to which our products are sold, as opposed to the region where the sale was recorded, is more aligned with managerial decision-making and will best inform all interested parties.

The individual subsidiaries comprising the Company operate predominantly in a single industry as manufacturers and distributors of hydraulic components. Given the similar nature of products offered for sale, the type of customers, the methods of distribution and how the Company is managed, the Company determined that it now has only one operating and reporting segment for both internal and external reporting purposes. Prior period financial information included herein has been restated to reflect the financial position and results of operations as one segment.

Geographic Region Information

Net sales are measured based on the geographic destination of sales. Total and long-lived assets are shown based on the physical location of the assets. Long-lived assets primarily include net property, plant and equipment:

	2012	2011	2010
Net sales			
Americas	**104,987**	95,963	68,428
Europe/Africa/ME	**59,818**	64,845	48,984
Asia/Pacific	**39,562**	43,363	33,283
Total	**204,367**	204,171	150,695
Total assets			
Americas	**110,392**	114,354	87,471
Europe/Africa/ME	**50,054**	41,178	34,028
Asia/Pacific	**14,675**	11,996	10,535
Total	**175,121**	167,528	132,034
Long-lived assets			
Americas	**60,240**	54,188	45,502
Europe/Africa/ME	**8,085**	7,753	8,569
Asia/Pacific	**4,351**	1,657	1,684
Total	**72,676**	63,598	55,755

19. COMMITMENTS AND CONTINGENCIES

The Company is not a party to any legal proceedings other than routine litigation incidental to its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the results of operations, financial position or cash flows of the Company.

OPERATING LEASES—The Company leases manufacturing facilities, production support facilities and office space in various locations around the world. Total rental expense for the years ended 2012, 2011 and 2010 was approximately $297, $294 and $229, respectively. The following table summarizes our minimum lease payments in excess of one year as of December 29, 2012.

Future minimum lease payments on operating leases are as follows:

2013	$178
2014	119
2015	17
2016	18
2017	19
Thereafter	92
Total minimum lease payments	$443

INSURANCE—The Company accrues for health care benefit costs under a self-funded plan. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $135 on an individual basis and approximately $9,000 on an aggregate basis. The Company records a liability for all unresolved claims at the anticipated cost to the Company at the end of the period based on management's assessment. The Company believes it has adequate reserves for all self-insurance claims.

20. UNAUDITED QUARTERLY FINANCIAL INFORMATION

Quarterly Results of Operations

	For the quarter ended			
	Dec. 29, 2012	Sep. 29, 2012	Jun. 30, 2012	Mar. 31, 2012
(in thousands, except per share data)				
Net sales	$43,237	$48,825	$57,031	$55,274
Gross profit	15,988	19,397	22,969	22,218
Operating income	9,486	13,195	16,464	15,264
Income before income taxes	9,656	13,593	16,863	15,741
Net income	$ 6,693	$ 8,835	$11,247	$10,623
Basic net income per common share	$ 0.26	$ 0.34	$ 0.43	$ 0.41
Diluted net income per common share	$ 0.26	$ 0.34	$ 0.43	$ 0.41

	For the quarter ended			
	Dec. 31, 2011	Oct. 1, 2011	Jul. 2, 2011	Apr. 2, 2011
(in thousands, except per share data)				
Net sales	$45,657	$53,041	$54,770	$50,703
Gross profit	16,848	20,748	21,674	19,942
Operating income	10,472	15,499	15,384	13,911
Income before income taxes	10,614	16,982	15,571	14,417
Net income	$ 6,074	$11,394	$10,437	$ 9,770
Basic net income per common share	$ 0.24	$ 0.44	$ 0.41	$ 0.38
Diluted net income per common share	$ 0.24	$ 0.44	$ 0.41	$ 0.38

21. NEW ACCOUNTING PRONOUNCEMENTS

In May 2011, the Financial Accounting Standards Board ("FASB") issued guidance amending certain fair value measurement and disclosure requirements in U.S. GAAP and IFRS. The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments are intended to create comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles and International Financial Reporting Standards. This guidance is effective for interim and annual periods beginning after December 15, 2011. Adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In June 2011, the FASB issued guidance amending the presentation of comprehensive income. This amends existing guidance by allowing only two options for presenting the components of net income and other comprehensive income: (1) in a single continuous financial statement, statement of comprehensive income or (2) in two separate but consecutive financial statements, consisting of an income statement followed by a separate statement of other comprehensive income. Also, items that are reclassified from other comprehensive income to net income must be presented on the face of the financial statements. The guidance requires retrospective application, and it is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We believe the adoption of this update will change the order in which certain financial statements are presented and provide additional detail on those financial statements when applicable, but will not have any other material impact on our consolidated financial statements. In December 2011, the FASB issued another amendment to defer certain requirements from the June 2011 guidance that relate to the presentation of reclassification adjustments. The amendments will allow the FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. The Company adopted the requirements effective for the Company's first quarter 2012. There was no material impact as a result of this. The Company has determined that the deferred requirements will not have a material impact on its consolidated financial statements.

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment. The amended guidance allows companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. This guidance was effective for the Company's fiscal year ending December 29, 2012. Adoption of this guidance did not have a material impact on the Company's consolidated financial statements

In July 2012, the FASB amended guidance on the annual testing of indefinite-lived intangible assets for impairment. Under the amended guidance, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount. This guidance will be effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company has determined that this new guidance will not have a material impact on its consolidated financial statements.

In February 2013, the FASB issued guidance on the Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income. The guidance requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source (e.g., the release due to cash flow hedges from interest rate contracts) and the income statement line items affected by the reclassification (e.g., interest income or interest expense). If a component is not required to be reclassified to net income in its entirety (e.g., the net periodic pension cost), companies would instead cross reference to the related footnote for additional information (e.g., the pension footnote). This guidance is effective for fiscal and interim reporting periods beginning after December 15, 2012. The adoption of this guidance is not expected to have a material effect on the Company's consolidated financial statements.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report, have concluded that our disclosure controls and procedures are effective and are designed to ensure that the information we are required to disclose is recorded, processed, summarized and reported within the necessary time periods. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports that we file or submit pursuant to the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded, as necessary, to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the *Internal Control—Integrated Framework*, management, with the participation of the Chief Executive Officer and Chief Financial Officer, concluded that the internal control over financial reporting was effective as of December 29, 2012.

The SEC's general guidance permits the exclusion of an assessment of the effectiveness of a registrant's controls and procedures as they relate to its internal control over financial reporting for an acquired business during the first year following such acquisition if, among other circumstances and factors, there is not an adequate amount of time between the acquisition date and the date of assessment. As previously disclosed in this Form 10-K, during the fourth quarter of 2012, we completed our acquisition of Seungwon. In accordance with the SEC guidance, the scope of our evaluation of internal controls over financial reporting as of December 29, 2012 did not include the internal control over financial reporting of these acquired operations. Assets acquired from Seungwon represent less than 1% of our total consolidated assets at December 29, 2012 and net revenue generated by Seungwon subsequent to the date of acquisition represents less than 1% of our consolidated net revenue for the year ended December 29, 2012. As part of our acquisition of Seungwon, we continue to evaluate Seungwon's internal controls over financial reporting. From the acquisition date to December 29, 2012, the processes and systems of Seungwon's acquired operations did not significantly impact our internal control over financial reporting.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company's internal control over financial reporting during the quarter ended December 29, 2012, that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mayer Hoffman McCann P.C., our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting. This report appears on page 17.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 12, 2013, accompanying the consolidated financial statements included in the Annual Report of Sun Hydraulics Corporation on Form 10-K for the years ended December 29, 2012, December 31, 2011 and January 1, 2011. We hereby consent to the incorporation by reference of said report in the Registration Statements of Sun Hydraulics Corporation of Forms S-8 (File No. 333-30801, effective July 3, 1997, File No. 333-83269, effective July 20, 1999, File No. 333-62816, effective June 12, 2001, File No. 333-66008 effective July 27, 2001, File No. 333-119367, effective September 29, 2004, File No. 333-124174, effective April 19, 2005, File No. 333-158245, effective March 27, 2009, File No. 333-177448, effective October 21, 2011, and File No. 333-184840, effective November 9, 2012).

Mayer Hoffman McCann P.C.

March 12, 2013
Clearwater, Florida

SHAREHOLDER INFORMATION

Corporate Officers

Allen J. Carlson
President, CEO

Tricia L. Fulton
Chief Financial Officer

Mark B. Bokorney
Officer

Steve Hancox
Officer

Tim A. Twitty
Officer

Directors

Marc Bertoneche, Ph.D.
Visiting Professor
Harvard Business School

Allen J. Carlson
President, CEO
Sun Hydraulics Corporation

Wolfgang H. Dangle
President Automotive and Chassis and
Member of the Schaeffler Group Executive Board

John S. Kahler
President, CEO *retired*
Cincinnati Incorporated

Christine L. Koski
President, CEO
nMetric LLC

Philippe Lemaitre
Chairman, President, CEO *retired*
Woodhead Industries, Inc.

Ferdinand E. Megerlin, Dr.-Ing.
Chairman of the Board
Sun Hydraulics Corporation
Advisor and former member of
the Executive Board of Linde AG

David N. Wormley, Ph.D.
Dean, Engineering School
Pennsylvania State University

Legal Counsel
Shumaker, Loop & Kendrick, LLP
Tampa, Florida

Auditors
Mayer Hoffman McCann P.C.
Clearwater, Florida

Corporate Headquarters
Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, Florida 34243
Phone: 941-362-1200
Fax: 941-355-4497

Investor Relations
If you wish to be placed on Sun Hydraulics' email list for periodic news and financial releases, please send your request to investor@sunhydraulics.com or visit Sun's website to sign up.

The Company's Annual Reports, Forms 10-K, 10-Q, 3, 4, 5, and press releases are available at the Investor Relations section of Sun's website, www.sunhydraulics.com, or by request from corporate headquarters.

If you would like a hard copy of Form 10-K, a copy will be provided without charge upon request to:

Investor Relations
Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, Florida 34243

Transfer Agent
Computershare
Campton, Massachusetts

Common Stock Information
The Common Stock of Sun Hydraulics Corporation is traded on the NASDAQ Global Select Market under the symbol SNHY.

As of April 1, 2013, there were 140 shareholders of record. The number of record holders was determined from the records of the Company's transfer agent and does not include beneficial owners of common stock whose shares are held in the name of various securities brokers, dealers and registered clearing agencies. The Company believes that there are approximately 8,000 beneficial owners of common stock.

As of April 1, 2013, the closing price per share of SNHY stock was $32.56 and there were 26,227,584 shares outstanding.

Shareholders Annual Meeting
The annual meeting of shareholders will be held at 10:00 a.m. Eastern Time on Tuesday, May 28, 2013, at:

Sun Hydraulics Corporation
701 Tallevast Road
Sarasota, Florida 34243

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

WORLDWIDE LOCATIONS

Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, Florida 34243 U.S.A.
Phone: 941-362-1200
Email: suninfo@sunhydraulics.com

Sun Hydraulics Limited
Wheler Road
Coventry C3V 4LA England
Phone: 44-2476-217400
Email: sales@sunuk.com

Sun Hydraulik GmbH
Brusseler Allee 2
D-41812 Erkelenz, Germany
Phone: 49-2431-8091-0
Email: info@sunhydraulik.de

Sun Hydraulics (France)
Parc Innolin
6 rue du Golf
33700 Mérignac, France
Phone: 33-557-291529
Email: info@sunfr.com

Sun Hydraulics Korea Corporation
97B 13L Namdong Industrial Complex
664-12 Gojan Dong, Namdong Gu
Incheon, 405-310 Korea
Phone: 82-32-813-1350
Email: sales@sunhydraulics.co.kr

Sun Hydraulics China Co., Ltd.
Hong Kong New World Tower
47th Floor
300, Huaihai Zhong Road
Shanghai 200021
P.R. China
Phone: 86-21-5116-2862
Email: sunchinainfo@sunhydraulics.com

Sun Hydraulics (India)
No. 48, Regent Prime
Unit No. 306, Level -3,
Whitefield Main Road
Bangalore-560066 India
Phone: 0091-80-25236325
Email: sunindiainfo@sunhydraulics.com


sun hydraulics
CORPORATION

www.sunhydraulics.com